[TRANSLATION]

Exhibit 4.30

Counterpart Execution

CREDIT AGREEMENT dated November 27, 2024;

BETWEEN:

INVESTISSEMENT QUÉBEC, a legal person governed by the Act respecting Investissement Québec (Québec), having its head office at 1195 Lavigerie Ave.(Édifice Iberville 1), Suite 060, Québec City, Québec, G1V 4N3 and a place of business at 1001 Robert-Bourassa Blvd., Suite 1000, Montréal (Québec) H3B 4L4;

(the “Lender”)

AND:	THERATECHNOLOGIES INC., a legal person governed by the Business Corporations Act, having its head office at 1100-2015 Peel St., Montréal, Québec, H3A 1T8 Canada;

(the “Borrower”)

WHEREAS the Borrower has requested the Lender to grant a credit facility in the amount of US$15,000,000 and the Lender has agreed to make such credit facility available to the Borrower;

NOW THEREFORE, and in consideration of the mutual undertakings of the parties contained herein, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1  Definitions

In this Agreement, unless the context otherwise requires, defined terms have the meanings given thereto in Schedule 1.1.

Section 1.2  Schedules

The Schedules are incorporated herein and form an integral part of this Agreement.

Section 1.3  Currency

Unless otherwise specified, all dollar amounts herein are expressed in the legal currency of the United States and all amounts payable hereunder shall be paid in the legal currency of the United States.

Section 1.4  Calculations and Accounting Terms

1.4.1

Except as otherwise provided in this Agreement, any accounting term used in this Agreement shall have the meaning generally given to such term under Applicable Accounting Standards and all financial calculations provided for herein shall be made in accordance with Applicable Accounting Standards applied on a consistent basis. The fact that certain items or calculations are expressly modified by the phrase “in accordance with Applicable Accounting Standards” should under no circumstances be interpreted as limiting the above statement. To the extent that a “Change in Standards” (as defined below) occurs and such change has the effect of modifying the calculation of the financial commitments incorporated by reference of the Senior Credit Agreement, or the standards or terms used in this Agreement or in any other Financing Document, the parties hereto shall negotiate in good faith the necessary modifications to the relevant provisions hereof so as to fairly reflect such Change in Standards with the objective that the criteria for evaluating the financial condition of the Borrower and the Debtors shall be the same in substance after the Change in Standards as if the Change in Standards had not occurred. “Change in Standards” means (i) changes in accounting standards required by the promulgation of a rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants (or any successor body or agency with similar functions), (ii) changes in accounting standards recognized and accepted by the Borrower’s independent chartered accountants, (iii) the cancellation of any reserves established as a result of purchase accounting adjustments. All such adjustments resulting from expenses made subsequent to the date hereof (including the capitalization of costs and expenses or the payment of liabilities incurred prior to the date hereof) will be treated as expenses in the period in which such expenses are made and deducted for the purposes of calculating EBITDA for such period. If the Borrower and the Lender agree to the necessary modifications (and all Debtors shall be deemed to have accepted the modifications agreed to by the Borrower), then after the appropriate amendments have been executed by the parties hereto and the applicable Change in Standards has been adopted, any reference to the Applicable Accounting Standards contained in this Agreement or any other Financing Document shall be deemed to refer to the Applicable Accounting Standards consistently applied as modified by such Change in Standards. Until such time as the parties hereto agree to the amendments necessary to reflect a Change in Standards, all financial statements delivered and all calculations of financial commitments and other standards and terms under this Agreement and other Financing Documents shall be prepared, delivered and performed in disregard of the Change in Standards.

1.4.2

In the event of a change in the accounting methods consistently applied by the Borrower that would have an impact on the Ratios or other financial commitments, subject to the Intercreditor Agreement, the Lender, acting reasonably, reserves the right to revise the definitions of the Ratios to reflect such change.

1.4.3

If a business is acquired or sold or a material investment is made or liquidated during a period for which financial commitments must be calculated, the relevant calculations will be made for the period in question as if such business had been acquired or sold or such investment had been made or liquidated taking into account the historical EBITDA of the business acquired or sold or investment made or liquidated for such period, provided such historical EBITDA has been demonstrated to the Lender in a satisfactory manner and subject to the Lender’s consent thereto.

Section 1.5  Successors and Assigns

This Agreement and all provisions hereof shall inure to the benefit of and be binding upon the respective successors and permitted assigns of each of the parties hereto. In addition, the provisions hereof must be subject to any necessary grammatical changes.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

The Borrower represents that:

Section 2.1  Incorporation

Each member of the Group is a duly incorporated general partnership, limited liability partnership, limited partnership, trust or corporation, as the case may be.

Section 2.2  Authority

Each of the Debtors has the legal capacity and right to enter into this Agreement and the other Financing Documents to which it is a party and to do all acts and execute and deliver all agreements, documents and instruments to be made, complied with or performed by such Debtor thereunder in accordance with the terms and conditions thereof.

Section 2.3  Due Authorization

Each of the Debtors has taken all actions necessary to authorize the execution and delivery of this Agreement and the other Financing Documents to which it is a party and the creation and performance of its obligations thereunder.

Section 2.4  Enforceability

This Agreement and the other Financing Documents to which each of the Debtors is a party constitute valid and binding obligations enforceable against each Debtor in accordance with their terms, subject only to any bankruptcy, insolvency, liquidation, dissolution, administrative reorganization, arrangement or other laws or judicial decision affecting the protection of creditors’ rights generally and subject to general principles of equity under which injunctive and specific performance relief may be denied by a court in its discretion.

Section 2.5  Litigation

There is no existing or pending litigation or dispute or, to the knowledge of the Borrower, any threatened litigation or dispute before any governmental or regulatory authority or agency against any of the Debtors which, if decided adversely, would constitute a Material Adverse Change. To the Borrower’s knowledge, no event has occurred, and no state or condition exists, that could reasonably be expected to give rise to such litigation and no judgment or order has been rendered or issued against any member of the Group that would constitute a Material Adverse Change.

Section 2.6  Property

Each member of the Group has good and valid title to all of its property and none of the property of the members of the Group is subject to any Encumbrance, with the exception of Permitted Encumbrances.

Section 2.7  Agreements in Compliance

The execution, delivery and performance by each of the Debtors of this Agreement and any other Financing Document and the entering into of the transactions contemplated by this Agreement and any other Financing Document do not require any consent or approval, violate any law, conflict with, violate or constitute a breach of the terms of the Debtors’ constating documents or by-laws or the terms of any instruments or agreements to which either of the Debtors is a party or by which any of the Debtors is bound, violate or constitute a breach of the terms of the Debtors’ constating documents or by-laws or the terms of any instruments or agreements to which any of the Debtors is a party or by which any of the Debtors or any of its property may be bound and does not result in or require the creation or imposition of any Encumbrance other than a Permitted Encumbrance.

Section 2.8  Approvals

All permits, licences, approvals and authorizations that are necessary or required in order for each member of the Group to carry on its business and in order for each of the Debtors to perform its obligations under this Agreement and the other Financing Documents, and without which this would, alone or in the aggregate, constitute a Material Adverse Change, have been obtained and are in full force and effect (the “Material Permits and Licences”). Material Permits and Licences are listed in the Perfection Certificate.

Section 2.9  No Adverse Change

Since the date of its last annual or interim financial statements delivered to the Lender, no event has occurred or failed to occur that has constituted or could constitute a Material Adverse Change.

Section 2.10 Corporate Information

The Perfection Certificate delivered to the Lender at Closing specifies (i) the jurisdiction of organization or incorporation, as the case may be, which governs each Debtor, (ii) any Person who holds securities of the Debtors (other than the Borrower), and (iii) the address where the principal place of business or decision-making centre is located and, if different, the head office of each of the Debtors.

Section 2.11 Corporate Organizational Chart

The Group’s corporate organization chart attached to the Perfection Certificate is complete and accurate.

Section 2.12 Legal Compliance

Each member of the Group is in good standing with respect to (i) AML/ATF Regulations and any similar applicable laws, and (ii) all other laws, including without limitation, environmental laws, with respect to which laws described in clause (ii) non-compliance would, alone or in the aggregate, constitute a Material Adverse Change.

Section 2.13 Solvency

Each Debtor is solvent and able to pay its obligations as they fall due.

Section 2.14 Financial Statements

Each financial statement previously delivered (at the time this representation is given or deemed to be given) to the Lender under or in connection with this Agreement has been prepared in accordance with Applicable Accounting Standards and fairly and accurately presents the financial information and the financial condition and results of operations of any member of the Group, as of their respective dates of preparation.

Section 2.15 Accuracy of Information

All information provided by any member of the Group to the Lender contains no material factual inaccuracy that would make the statements therein misleading in light of the circumstances in which they were made and the date on which they were made. No member of the Group is currently aware of any fact that has or may constitute a Material Adverse Change that has not been disclosed in writing to the Lender.

Section 2.16 Forecast Accuracy

Each forecast and financial projection in respect of any member of the Group prepared by any member of the Group and provided to the Lender is based on assumptions considered reasonable by such member of the Group at the date of its preparation.

Section 2.17 Pension Plans

There are no Pension Plans in place at any member of the Group.

Section 2.18 Collective Bargaining Agreements

There are no collective bargaining agreements applicable to the employees of members of the Group.

Section 2.19 Taxes

Each member of the Group has:

2.19.1	delivered or caused to be delivered in accordance with applicable laws, all income, sales, goods and services and other tax returns to the appropriate governmental authorities;

2.19.2	paid and discharged all taxes payable by it when due, except with respect to any such tax which is being contested in good faith in an appropriate proceeding, which is not required to be paid and discharged prior to such contestation under applicable laws and for which appropriate reserves have been provided in its books and with respect to which no encumbrance (other than a Permitted Encumbrance) exists and no foreclosure, seizure, distraint, garnishment, sale or other similar proceeding has been commenced;

2.19.3	made provision for appropriate amounts in respect of any taxes likely to be payable in accordance with Applicable Accounting Standards; and

2.19.4	withheld and collected all taxes it is obligated to withhold and collect, and remitted said taxes to the appropriate government authority as and when required;

and the encumbrances and reserves recorded in its books in respect of taxes are adequate in its judgment.

Section 2.20 Occupational Health and Safety

Each member of the Group shall act in compliance with all applicable health and safety laws, except in cases of non-compliance which, individually or in the aggregate, could not reasonably be expected to constitute a Material Adverse Change.

Section 2.21 Intellectual Property

Each member of the Group owns or possesses all patents, trademarks, service marks, trade names and copyrights, technologies and processes, and all rights relating thereto (collectively, “Intellectual Property”), necessary for the operation of its business as currently operated and as currently contemplated to be operated without any known conflict with third-party rights.

All Intellectual Property held or owned by each member of the Group is listed in the Perfection Certificate.

Section 2.22 Insurance

Each member of the Group maintains insurance in accordance with the requirements of this Agreement, and all premiums and other amounts payable in connection therewith have been paid.

Section 2.23 AML/ATF Regulations

The Borrower represents and warrants to the Lender that the credit facility made available hereunder is obtained to meet the needs of each member of the Group and is in no way obtained for the use or benefit of any third party not mentioned herein.

The Lender may decline to act hereunder if it believes, in its sole discretion, that it is unable to comply with the AML/ATF Regulations, whether due to lack of information or for any other reason. In addition, the Lender may terminate this Agreement at any time by giving the Borrower 30 days’ prior notice if it determines, in its sole discretion, that there is non-compliance with the AML/ATF Regulations with respect to this Agreement or the Borrower, it being understood that (i) the notice shall describe the non-compliance and, if applicable, the steps to be taken to remedy it, and (ii) the notice shall be of no effect if the non-compliance is remedied to the Lender’s entire satisfaction before the expiry of the 30-day period. In the event of such termination, the Lender may demand full and immediate repayment of the amounts loaned, accrued interest and any other amounts payable by the Borrower hereunder and under any other credit agreement signed with the Lender, including payment of prepayment indemnities as provided herein.

Section 2.24 Anti-Corruption Laws

Each member of the Group, its directors, officers or employees or, to the knowledge of the Borrower having taken reasonable steps to ensure same, any other person, entity or joint venture acting on behalf of each member of the Group, has not, directly or indirectly or through any third party:

2.24.1

taken or failed to take any action that resulted or may result in a violation of the Foreign Corrupt Practices Act of 1977 (United States), the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) or any other applicable law or regulation prohibiting money laundering, corruption, bribes or accounting tampering (collectively, the “Anti-Corruption Laws”);

2.24.2

made or attempted to make, offered, authorized or promised the payment of a bribe, money or contributions, a gift, hospitality, entertainment, a loan, a rebate, a discount, an advantage, a reward, an incentive, an inducement, a gratuity or anything else of value (collectively, an “Advantage”) to any Government-Related Person for the following purposes: (A) to influence an act, decision or omission of the Government-Related Person; (B) to induce the Government-Related Person to do or omit to do any act, in violation of that Government-Related Person’s legal duty; (C) to induce the Government-Related Person to use their influence over a government or any organ of a government, on another Government-Related Person, or on a public international organization; (D) to obtain an undue advantage in any other manner; or (E) in a manner amounting to commercial bribery or an illegal bribe, which would be Non-Trivial;

2.24.3

made or attempted to make, offered, authorized or promised an illegal Advantage to any person, (A) to obtain or retain contracts for or in respect of any member of the Group, (B) to influence such person, whether or not a Government-Related Person, to breach their duty to act in good faith or impartially or their duty of loyalty, in favour of a member of the Group, or (C) while knowing, or while they reasonably should have known, that all or part of the Advantage was to be provided, or was intended to be provided, to a Government-Related Person in order to influence or reward an act or omission concerning a member of the Group, which would be Non-Trivial;

2.24.4	established or maintained, and does not currently maintain, an illegal fund of money or property belonging to a business;

2.24.5

engaged in price fixing, restricting output, bid rigging, awarding contracts, allocating markets, participating in a cartel or any other anti-competitive activity that has resulted or would result in a violation of the Competition Act (Canada) or the antitrust laws of the United States or any other applicable antitrust laws and regulations (collectively, the “Competition Laws”); or

2.24.6

is the subject of an administrative, civil or criminal charge, enforcement proceeding, cancellation or investigation (pending, suspended or threatened) by a regulatory or law enforcement authority relating to alleged violations of the Anti-Corruption Laws or the

Competition Laws;

2.24.7	for the purposes of subparagraphs 2.24.2 and 2.24.3:

(a)

a “Government-Related Person” means (A) an official, officer, employee or representative of a government department, agency or body or of a business owned or controlled by a government, a public international organization or a political party, or any person acting officially for or on behalf of any of the foregoing, as well as any candidate for political office; and (B) a direct or indirect family member of any person referred to in (A) or a business partner or entity controlled or beneficially owned by any such person; and

(b)

an act or omission is “Non-Trivial” if it could reasonably be expected to result in: (A) a conviction of a member of the Group for a material violation of Anti-Corruption Laws or Competition Laws; (B) government enforcement proceedings involving a member of the Group that would result in material financial loss or cancellation; or (C) damage to the reputation or loss of business opportunities of a member of the Group.

Section 2.25 Material Contracts

Each member of the Group shall comply with the terms and conditions of the Material Contracts. The Material Contracts are listed in the Perfection Certificate.

Section 2.26 Perfection Certificate

All information contained in the Perfection Certificate is complete and accurate.

Section 2.27 Survival of Representations

The foregoing representations shall be deemed to have been made, and to be true and accurate, as of the date of this Agreement, as of the date of the Advance or extension hereunder and for so long as any other amount is outstanding and remains unpaid, or the Borrower is entitled to borrow hereunder, and shall be repeated each time the Borrower delivers a Compliance Certificate to the Lender.

ARTICLE 3

LOAN

Section 3.1 Loan

The Lender agrees to lend to the Borrower and the Borrower agrees to borrow a principal amount of US$15,000,000 (the “Loan”), the whole subject to the terms and conditions set forth in this Agreement.

Section 3.2  Use and Purpose of the Loan

The Loan will be used to (i) partially repay the borrowings under the Existing Marathon Debt and (ii) finance the Donidalorsen & Olezarsen Acquisition.

Section 3.3  Disbursement and Notice of Use

The Loan will be disbursed as a single Advance once the conditions precedent set forth in Article 5 of this Agreement have been satisfied to the Lender’s satisfaction.

Section 3.4  Use of Loan

Prior to the use of the Advance, the Borrower shall provide the Lender with a Notice of Use five (5) Business Days prior to the date of use before 10 a.m., unless otherwise agreed with the Lender.

Section 3.5  Loan Repayment

The Loan will be due and payable to the Lender and the balance of the Loan, in principal, interest and fees, will become due and payable without further notice or delay, at the Maturity Date.

Section 3.6  Prepayment of Loan

3.6.1

The Borrower may prepay the Loan in whole or in part, at any time subject to the notice provided for in Section 3.6.5, in tranches of a minimum amount of [Redacted: Amount] , by paying an indemnity calculated on the amount prepaid equal to the greater of the following two (2) amounts:

(a) [Redacted: Time Period] of interest on the amount prepaid, at the interest rate then applicable on this Loan; or

(b) the amount of the discounted Cash Flows less the Principal Balance.

For discounting purposes, the discount rate will be a rate equal to the rate of U.S. government bonds (U.S. Treasury Bonds) with a term equivalent to the remaining term of the Loan until the Maturity Date, plus the initial credit spread of the financial intervention, less 1% (minimum indemnity). If there are no interest rates applicable to U.S. government bonds (U.S. Treasury Bonds) with a term equivalent to the remaining term of the Loan until the Maturity Date, the rate is determined for purposes of calculating the indemnity using the straight-line interpolation method between the rates for the two (2) terms closest to the remaining term.

For the purposes hereof, “Cash Flows” means the amount of the principal and interest due between the prepayment date and the Maturity Date.

3.6.2

Notwithstanding the foregoing, the Borrower shall have the right, as of the first anniversary date of the Closing date, to prepay without penalty an amount equal to [Redacted: Percentage] of the Principal Balance of the Loan. This privilege may be exercised once a year, provided that a minimum period of [Redacted: Time Period] has elapsed between two (2) prepayment dates. This prepayment privilege is not cumulative if not exercised in any particular year.

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3.6.3

The indemnity payable under Section 3.6.1 of this Agreement is a provision for damages, not a claim for unmatured interest or indemnity, and the amount of such indemnity is a reasonable expectation of the damages caused to the Lender by the prepayment of the Loan.

3.6.4

The indemnity payable pursuant to Section 3.6.1 of this Agreement shall remain due and payable at all times, regardless of any action taken by the Borrower to protect its rights, including in the Event of Default or bankruptcy of any member of the Group.

3.6.5	The Borrower shall notify the Lender in writing of the amount and date of any voluntary prepayment at least [Redacted: Time Period] prior to the scheduled prepayment date.

Section 3.7  Interest on Loan

3.7.1

The Advance will bear interest, subject to Sections 3.7.2 and 3.7.3 of this Agreement, from the Disbursement Date until the date of its full and final repayment at the rate of interest equal to the applicable Fixed Rate.

3.7.2

Interest is payable in arrears on the 1st Business Day following the end of each quarter of the Borrower, with the first (1st) payment due on the first (1st) Business Day following the end of the quarter of the Borrower outstanding at the Closing.

Upon the occurrence of an Event of Default not cured within the applicable time period, if any, the Advance will bear interest from the date of such occurrence at the Applicable Fixed Rate plus five (5)% (500 basis points) until the earlier of (i) the date of cure of such Event of Default, if permitted, or (ii) the date of repayment of the Loan.

Any interest and any other amount owing hereunder which remains unpaid at maturity shall bear interest at the Applicable Fixed Rate plus five (5)% (500 basis points), accruing daily, calculated and compounded monthly on the first (1st) day of each month and payable at the request of the Lender.

3.7.3

Any interest payable under this Agreement which would not have been paid to the Lender due to a standstill period under the Intercreditor Agreement shall automatically be payable in full on the first (1st) Business Day following the lifting of such standstill period, unless the Borrower is in Default or payment would result in an Event of Default, both as such terms are defined in the Senior Credit Agreement.

3.7.4	The deemed interest reinvestment principle does not apply to the determination or calculation of interest.

3.7.5	Interest is payable before and after demand, default and judgment at the rates applicable under this Agreement, as the case may be.

3.7.6	Interest is calculated on the daily balance and all rates are calculated on the basis of a 360-day year.

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Section 3.8  Payment Terms and No Deductions

3.8.1

The Borrower hereby agrees that any amount payable as interest hereunder shall be paid to the Lender by means of its pre-authorized debit system and undertakes to execute all necessary documents to this effect upon request of the Lender. Any other amount payable hereunder, including for greater certainty the fees referred to in Sections 3.10 to 3.13, shall be paid by pre-authorized debit or by any other means approved in advance by the Lender.

3.8.2

The payment obligations of the Borrower hereunder are unconditional and irrevocable, are not subject to any right of compensation or set-off and are independent of any right of action, defence or claim of any nature whatsoever which the Borrower may assert from time to time against the Lender.

Section 3.9  Proof of Indebtedness

The Lender shall open and maintain accounts and records reflecting the Advance made to the Borrower by the Lender pursuant to this Agreement. The Lender shall enter thereon the amount of the Advance and the amount of each repayment of principal, interest and any other amount or charge made by the Borrower. Such accounts and records shall, in the absence of manifest error and unless the Borrower has communicated an error to the Lender, constitute prima facie evidence of the indebtedness of the Borrower to the Lender under this Agreement, the date the Advance was made to the Borrower and the repayments by the Borrower made from time to time on account of principal, interest and all other amounts and charges payable hereunder. The Lender shall deliver to the Borrower from time to time, upon the Borrower’s request therefor, a copy of the accounts and records referred to above. The Borrower’s obligations under this Agreement shall in no way be affected by any failure of the Lender to make registrations pursuant to this Section 3.9.

Section 3.10 Commitment Fee

In consideration of the Lender granting the Loan, the Borrower acknowledges that the Lender is entitled to a non-refundable commitment fee of [Redacted: Amount] fully earned at the time of the Borrower’s execution of this Agreement. An amount of [Redacted: Amount] has already been paid to the Lender and the balance of [Redacted: Amount] is payable upon execution of this Agreement, whether or not an advance is made hereunder. Any amount unpaid upon execution of this Agreement may be deducted from the first (1st) Loan disbursement on behalf of the Lender.

Section 3.11 Change or Modification Fees

A Borrower change, modification or forbearance fee of a minimum of [Redacted: Fees Amount] shall be payable by the Borrower to the Lender, at the Lender’s discretion, for any request for change or modification to this Agreement or any other Financing Document. These change or modification fees shall be payable by means of the Lender’s pre-authorized debit system and the Borrower undertakes to execute all necessary documents to this effect at the Lender’s request.

Section 3.12 Annual Monitoring Fee

An annual monitoring fee of [Redacted: Amount] will be payable by the Borrower to the Lender on each anniversary of the Closing date until the Loan is repaid in full.

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Section 3.13 Renewal

3.13.1

At least thirty (30) days prior to the relevant Maturity Date, the Lender may send a notice to the Borrower specifying the arrival of such Maturity Date and the applicable Loan renewal terms and conditions (the “Renewal Notice”).

The Borrower must then notify the Lender in writing prior to the Maturity Date of its intention to renew or not renew the term of this Loan in accordance with the proposed terms. In the event that the Borrower decides not to renew the term of this Loan in accordance with the proposed terms and conditions, all amounts due under said Loan, in principal, interest and fees, shall become due and payable in full on such Maturity Date, without the need for further notice from the Lender.

3.13.2

Subject to the provisions of Section 3.13.1, in the event of failure by the Borrower to deliver the notice provided for in Section 3.13.1 within the time stipulated for doing so, the applicable Loan shall be deemed automatically renewed on the same terms and conditions as provided herein, except that the interest rate, term and other terms and conditions provided for in the Renewal Notice shall then apply to the Loan (including any renewal fees, at the Lender’s discretion). The Lender will then send a written notice to the Borrower (the “Confirmation Notice”) confirming the new interest rate applicable to the Loan and such new interest rate and all other terms and conditions of the Loan set forth in the Renewal Notice and herein shall apply to the Loan as of the Renewal Date and this Agreement shall be deemed amended accordingly.

3.13.3

The Borrower shall have thirty (30) days from receipt of the Confirmation Notice to indicate in writing to the Lender its refusal to renew this Loan at the new interest rate provided for in the Confirmation Notice and/or under the proposed new terms and conditions. In the event that the Borrower provides written notice within the aforementioned time period indicating its refusal to renew this Loan, all amounts due under said Loan, in principal, interest and fees, shall become due and payable in full on the date of receipt of such written notice from the Borrower, without the need for additional notice from the Lender. If the Borrower fails to respond to the Confirmation Notice within the prescribed time, all the terms and conditions set forth in the Confirmation Notice applicable to the renewal of the relevant Loan, including the new interest rate and the new applicable Maturity Date, shall be deemed accepted by the Borrower and shall apply to said Loan and this Agreement shall be deemed amended accordingly.

3.13.4

The provisions of paragraphs 3.13.1 to 3.13.3 above shall apply, with appropriate adjustments, to any additional renewal of the Loan that may be required in the circumstances upon expiry of the Maturity Date. Notwithstanding any provision to the contrary in this Agreement, a Maturity Date may not under any circumstances exceed the total of any amortization period and/or moratorium period applicable to the Loan.

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ARTICLE 4

SECURITY INTERESTS

Section 4.1  Security Interests

The Loan and all present and future debts and obligations of the Debtors to the Lender under the Financing Documents (the “Secured Obligations”) are secured by the following security interests, suretyships [guarantees], commitments and undertakings, accompanied by the relevant resolutions and published in the appropriate registers, all in form and substance acceptable to the Lender and its legal counsel:

4.1.1	a solidary suretyship to be given by the Sureties [guarantors];

4.1.2

a hypothec, general security agreement or equivalent in any applicable jurisdiction, including, without limitation, in any applicable jurisdiction of the United States, in each case, granting the Lender a second (2nd) ranking security interest (ranking after the Permitted Encumbrances referred to in Section 14.11.61.6) in the universality of the Debtors’ movable and immovable property, present and future, corporeal and incorporeal, wherever located, subject to the Permitted Encumbrances;

4.1.3

a subordination and postponement agreement with respect to any Subordinated Debt (other than the Loan) including with respect to any preferred shares of the Borrower which are redeemable at the option of the holder;

4.1.4	any security interest to be granted in accordance with Section 6.16; and

4.1.5	such other security interest as the Lender or its legal counsel may reasonably require.

Section 4.2  Non-Disturbance Agreement

The Borrower shall use commercially reasonable efforts to deliver in favour of the Lender a non-disturbance agreement with respect to each leased premises where physical assets of the Debtors are located.

Section 4.3  Insurance

The Borrower shall cause the Lender to be named as beneficiary and additional insured in all insurance policies covering the assets encumbered by the Security Interests. Each such policy shall include a standard “hypothecary clause” in favour of the Lender and provide that the insurer shall give the Lender thirty (30)-days’ written notice of its intention to terminate or not renew the policy.

Section 4.4  Validity of Security Interests

The Security Interests shall be enforceable against third parties and second (2nd) ranking (in accordance with the provisions of the Intercreditor Agreement), subject to the Permitted Encumbrances, at all times with respect to all assets to be encumbered thereby. Each of the Financing Documents must be deemed satisfactory in form and substance to the Lender and shall remain valid and effective at all times.

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Section 4.5  Release of Suretyship and Encumbrances

In the event of a sale or assignment of assets pursuant to Section 8.1, the Secured Obligations of the relevant Debtor under its suretyship shall automatically be released and terminated or the Encumbrances of the Lender under the Security Interests shall automatically be released and cancelled in respect of the assets so sold or assigned, as the case may be. The Lender shall provide the Debtors with such documents as they may reasonably request to effect and evidence the release provided for herein.

ARTICLE 5

CONDITIONS PRECEDENT

Section 5.1  Conditions Precedent to the Advance

Subject to any other requirements herein contained, this Agreement shall become effective and the Borrower shall be entitled to the Advance hereunder once the following conditions precedent have been fulfilled to the satisfaction of the Lender and its legal counsel:

5.1.1	a Notice of Use shall have been given to the Lender;

5.1.2

the Lender has completed its due diligence review of the Group (including with respect to the contingency plan, the ESG policy, the Borrower’s succession plan, the Donidalorsen & Olezarsen Acquisition);

5.1.3

the Lender shall have received research demonstrating (i) existing litigation against the Debtors, (ii) the Encumbrances and registration of Security Interests of the Lender pursuant to Article 4 of this Agreement and confirming the absence of Encumbrances, other than Permitted Encumbrances and Encumbrances securing the Existing Marathon Debt that will be released following Closing (and which are covered by Section 5.1.7 below), and (iii) any other information reasonably requested by the Lender and its legal counsel;

5.1.4	the Lender has received, in a form and content satisfactory to it:

5.1.4.1	this Agreement, the Security Interests and any other Financing Document required by the Lender for the implementation of the Loan duly signed by the Debtors;

5.1.4.2	an up-to-date certificate of attestation with respect to the Debtors, in accordance with the Act respecting the legal publicity of enterprises (Québec) and/or its equivalent, as applicable;

5.1.4.3	a certified copy of the resolutions of the board of directors of the Debtors relating to the authorization of this Agreement, the Security Interests and the other Financing Documents, as applicable;

5.1.4.4	documents establishing the obtaining of the insurance required by Section 6.6;

5.1.4.5	an officer’s certificate for each Debtor, including a copy of its constating documents and by-laws;

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5.1.4.6	copies of any other authorization or consent that may be required in connection with the Loan and the Security Interests;

5.1.4.7

a copy in the form of the licence agreement in respect of the Donidalorsen & Olezarsen Acquisition to be executed by the Borrower, the terms and conditions of which are entirely satisfactory to the Lender; and

5.1.4.8	a copy of any financial statements and projections that the Lender may require;

5.1.5	the Lender has received an executed copy of the Senior Credit Agreement, the terms and conditions of which are entirely satisfactory to the Lender;

5.1.6	the Lender will have received a signed copy of all Material Contracts;

5.1.7	the Lender has received an executed copy of the documentation evidencing the repayment of the Existing Marathon Debt, the terms and conditions of which are entirely satisfactory to the Lender;

5.1.8	the Lender has entered into the Intercreditor Agreement with the Administrative Agent, the terms and conditions of which are entirely satisfactory to the Lender;

5.1.9

the Lender is satisfied that the Senior Lenders will have disbursed or will concurrently disburse hereunder the credit facilities provided for in the Senior Credit Agreement on terms and conditions acceptable to the Lender;

5.1.10	the Lender has received confirmation of the amount of the portion of the Loan that will be used to finance the Donidalorsen & Olezarsen Acquisition;

5.1.11	the Lender has received a Compliance Certificate confirming compliance with the financial commitments at Closing on a pro forma basis and that there are no Defaults or Events of Default;

5.1.12	the Lender has received a copy of the full external quality of earnings report demonstrating adjusted EBITDA for a minimum amount of [Redacted: Amount];

5.1.13	the Lender has received a copy of the Perfection Certificate sent to it;

5.1.14

the Lender has received a legal opinion from legal counsel for the Borrower with respect to the corporate status of the Debtors, the validity and enforceability of this Agreement and the Security Interests, and any matters relating to the transactions contemplated hereby which the Lender or its legal counsel may require;

5.1.15	the Lender is satisfied that no Default and no Event of Default have occurred and is continuing as of the date of the Advance;

5.1.16	the Lender is satisfied that no event or circumstance has occurred or is likely to occur which would result in a Material Adverse Change;

5.1.17	the fees and expenses referred to herein have been paid or will be paid concurrently herewith;

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5.1.18	the Lender is satisfied that all Security Interests have been validly granted and published, where applicable, in the appropriate registers;

5.1.19	the Lender has received the necessary authorizations for the Loan and the execution of this Agreement by its decision-making bodies; and

5.1.20

the Lender has received such other information, documents, acknowledgements and agreements as the Lender or its legal counsel may reasonably require (including any information the Lender requires in order to fulfill its Know Your Client obligations).

Section 5.2  Waiver

The terms and conditions set forth in this Article 5 are intended solely to protect the interests of the Lender and may be waived by the Lender, in whole or in part, with or without conditions.

ARTICLE 6

UNDERTAKINGS

So long as any amount remains unpaid or the Borrower has the right to borrow hereunder, unless the Lender otherwise agrees in writing, the Borrower agrees that:

Section 6.1  Preservation of Existence, etc.

Each Debtor shall preserve its existence and preserve and maintain all authorizations and publications necessary or required for the normal conduct of its business and be and remain able and authorized to do business in each jurisdiction in which it carries on business or owns or leases property.

Section 6.2  Authorizations

Each member of the Group maintains in force all permits, authorizations or approvals that are necessary or mandatory to enable it to operate its business.

Section 6.3  Use of the Advance

Each Debtor agrees to use the Loan solely for the purposes set forth in Section 3.2 of this Agreement.

Section 6.4  Material Contracts and Material Permits and Licences

Each member of the Group shall comply with the terms of the Material Contracts and the Material Permits and Licences.

Section 6.5  Applicable Laws

Each member of the Group shall pursue the conduct of its business in a proper and efficient manner to preserve and protect its earnings, income and profits and to comply with all requirements of any applicable law or regulation, including any applicable environmental law and regulation and, for the Borrower, any law and regulation applicable to public companies, as well as with the terms and conditions of any authorization or approval necessary or mandatory for the normal conduct of its business.

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Section 6.6  Insurance and Maintenance of Property

6.6.1

Each member of the Group will maintain its assets insured with financially sound and reputable insurance companies, against the risks and in the manner and for the coverage that a prudent director would obtain or make available in the case of similar property, assets and businesses, including but not limited to insurance covering any risk to the property, civil liability insurance in an adequate amount, business interruption insurance in an amount deemed adequate, and losses arising from cyber-attacks or computer system failures resulting in the leak of personal information and/or theft of intellectual property.

6.6.2	Each member of the Group shall pay or cause to be paid in full and on the proper date the premiums and other amounts due in respect of insurance policies and its property.

6.6.3

Prior to the Advance being made by the Lender, the Debtors shall deliver to the Lender as evidence of such insurance a policy or policies of insurance or a copy thereof (or, if applicable, certificates of insurance), all in form and substance satisfactory to the Lender and at least [Redacted: Time Period] prior to the date set for cancellation of the policy, in the event notice of cancellation is given, the Debtors shall deliver to the Lender evidence in form and substance satisfactory to the Lender of the renewal or replacement of such insurance policy.

6.6.4

Each member of the Group shall maintain its owned or leased property and assets in an appropriate and efficient manner and in order to preserve and protect its earnings, income and profits and to comply with all requirements of any applicable law or regulation and the terms and conditions of all authorizations or approvals necessary or required for the normal conduct of its business.

Section 6.7  Payment of Taxes

Each member of the Group shall pay all taxes, assessments, duties, claims and levies imposed upon it, or upon its income or profits and property, as well as any other form of legal claims which may result in an Encumbrance on any of its property, subject to the Permitted Encumbrances and the provisions of Section 2.19.

Section 6.8  Payment of Legal Fees and Other Disbursements

Each Debtor shall pay on demand and upon production of an account all reasonable legal fees and other disbursements and expenses incurred by the Lender in respect of:

6.8.1	the negotiation, preparation and amendment of this Agreement and the other Financing Documents;

6.8.2

advice sought by the Lender in interpreting this Agreement or the Other Financing Documents or in connection with the exercise by the Lender of its rights under this Agreement and the Other Financing Documents; and

6.8.3	the collection of any money due under this Agreement and the other Financing Documents;

whether or not any advance has been made by the Lender.

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Section 6.9  Security Interests

Each Debtor shall maintain the Security Interests consistently enforceable against third parties and second (2nd) ranking (subject to Permitted Encumbrances).

Section 6.10  Environment

In the event that: (i) a release of a Contaminant has occurred on or from any of the assets owned by any member of the Group in breach of any Environmental Law, which could reasonably be expected to result in a Material Adverse Change, (ii) any governmental authority has issued to any member of the Group an order, including any immediate suspension order, decontamination order, prevention order, directive or demand for action issued under any environmental law with respect to any release of a Contaminant on or from any of the assets owned by any member of the Group and the failure to comply with such order could reasonably be expected to result in a Material Adverse Change, (iii) an Event of Default has occurred and is continuing, then the Borrower shall provide within a reasonable time to the Lender, at the Borrower’s expense, upon written request by the Lender in respect of all assets owned by any member of the Group and specified in such notice from the Lender (and in respect of the relevant assets of the members of the Group only, in respect of the events referred to therein in clauses (i) and (ii)), an environmental site assessment or environmental audit report prepared by a reputable environmental consultant selected by the relevant member of the Group, but reasonably acceptable to the Lender, to assess, with a reasonable degree of certainty, the presence or absence of any Contaminant in violation of environmental laws, as well as the potential costs of decontamination. In the event that the relevant member of the Group fails to so appoint an environmental consultant acceptable to the Lender, then the Lender shall have the right to engage, at the expense of the relevant member of the Group, an environmental consultant of its choice to prepare such an environmental site assessment or environmental audit report provided that the scope of such environmental site assessment is reasonable in light of the reasons given by the Lender.

Section 6.11  Transactions with Subsidiaries

Each member of the Group shall cause all material agreements or transactions to be entered into from time to time between it and any one or more of its Subsidiaries, be negotiated and entered into at fair market value and on terms and conditions no less favourable in any material respect than if such agreements or transactions were entered into between Persons at arm’s length with the exception of (i) agreements or transactions entered into between Debtors having delivered the documentation required in respect thereof pursuant to Article 4, (ii) any management agreement approved by the board of directors of any member of the Group, and (iii) the Oncology Licence Transfer.

Section 6.12  Distributions

Each member of the Group shall ensure that at all times it shall:

6.12.1	make Distributions to any other member of the Group;

6.12.2	pay any Debt owing to any other member of the Group;

6.12.3	make any loan or advance to any other member of the Group; and

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6.12.4	dispose of any of its assets to any other member of the Group;

subject only to any impediment or restriction under any applicable law, this Agreement and the Senior Credit Agreement.

Section 6.13 Visits and Inspections

Each Debtor shall permit the representatives of the Lender to visit and inspect its property or assets during normal business hours without interfering with its operations, and to inspect or take excerpts from the books and records.

Section 6.14 Record-Keeping

Each member of the Group shall keep or cause to be kept adequate books and records, in compliance with all applicable laws, and shall make true and accurate entries of all operations and transactions relating to its business in accordance with applicable accounting standards which shall be consistently applied.

Section 6.15 Head Office and Principal Place of Business

Each member of the Group that is a Canadian company shall maintain in Québec: (i) its head office, (ii) its principal place of business, (iii) the location where strategic decisions are made by each member of the Group, and (iv) ultimate ownership of the Intellectual Property rights owned by each member of the Group, directly or indirectly, or used in connection with their activities in Québec. In addition, the Borrower agrees not to relocate a material portion of its assets, or the assets of any member of the Group that is a Canadian corporation, outside of Québec.

For greater clarity, members of the Group are not prohibited from opening or maintaining offices and commercial establishments outside the province of Québec and anywhere in the world.

Section 6.16 Future Sureties

Within thirty (30) days of the date on which any Person becomes a Wholly-Owned Subsidiary of the Borrower or of any other Debtor and qualifies as a Surety for the purposes of Section 14.11.77, the Borrower shall notify the Lender that such Person has become a Wholly-Owned Subsidiary (and such notice shall make reference to a designation of such Subsidiary as a Surety, if applicable, and shall contain the same details regarding such Subsidiary as those delivered to the Administrative Agent as required by the Senior Credit Agreement) and shall undertake, within sixty (60) days of the date on which such Person has become a Wholly-Owned Subsidiary, to cause such Person to:

6.16.1	solidarily secure all of the Secured Obligations and grant the Security Interests required hereunder;

6.16.2	subordinate and postpone any debt of the other Debtors to such Person to the prior payment in full of the Secured Obligations;

6.16.3

become a party hereto as Debtor, after which all of the provisions hereof shall be applicable to it to the same extent as if it were a party hereto initially, without any further consent or action required on the part of any Debtor hereto; and

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6.16.4

provide the Lender with a copy of a certificate from its officer, including in particular a copy of its constating documents and by-laws, a copy of any resolution authorizing the Financing Documents to which it is a party and, as the case may be, specimen signatures and opinions of its legal counsel addressed to the Lender concerning, among other things, its legal capacity, the validity and enforceability of the Financing Documents to which it is a party and other matters customarily covered by opinions issued in similar circumstances and any other document necessary in the opinion of the Lender in the circumstances, all in form and substance satisfactory to the Lender.

Notwithstanding the foregoing, with respect to the Oncology Subsidiary, it is understood and agreed that upon the Oncology Licence Transfer becoming effective and at any time thereafter, the Oncology Subsidiary may become a Subsidiary that is not a Wholly-Owned Subsidiary or may cease to be a Subsidiary of the Borrower and become a Person in which the Borrower holds a minority interest.

Section 6.17 Representations and Warranties

The Borrower shall ensure that the representations contained in Article 2 hereof remain true at all times and shall inform the Lender as soon as an event or situation arises that would cause any of such representations and warranties to become erroneous, as well as of the measures taken to prevent such and to remedy it.

Section 6.18 Ethical Behaviour

Members of the Group undertake to conduct their business activities in an ethical and socially responsible manner.

Section 6.19 Other Communications

Within a reasonable time, depending on the circumstances, the members of the Group shall provide the Lender with any other documents or information relating to the business of the members of the Group which the Lender may reasonably request from time to time.

Section 6.20 Additional Documents

At its expense and upon the reasonable request of the Lender, any document shall be executed and any required act done to give effect to the Financing Documents and to what is provided therein.

Section 6.21 Purpose of the Loan

Use (i) the Loan solely for the purposes permitted in Section 3.2, and (ii) the portion of the Loan to finance the Donidalorsen & Olezarsen Acquisition within twenty (20) Business Days of Closing.

Section 6.22 Post-Closing

To be delivered to the Lender:

6.22.1	within twenty (20) Business Days following Closing:

6.22.1.1	an executed copy of the licence agreement relating to the Donidalorsen & Olezarsen Acquisition; and

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6.22.1.2	confirmation that the Loan has been used to complete the Donidalorsen & Olezarsen Acquisition;

6.22.2	within ninety (90) days following Closing, a non-disturbance agreement in accordance with Section 4.2 in respect of each of the following leased premises:

a)	5101 Jeff Commerce Drive, Louisville, KY 40219, USA;

b)	2400 Baglyos Circle, Bethlehem, PA 18020, USA;

c)	5501 Research Park Boulevard, Madison WI 53719, USA;

d)	16751, route Transcanadienne/Trans-Canada Highway, Kirkland, QC, H9H 4J4, Canada.

Section 6.23 Most Favoured Nation

The Borrower undertakes not to amend after the Closing date the terms and conditions of the Senior Credit Agreement so that the representations, undertakings and events of default (each an “Additional Element”) provided for in the Senior Credit Agreement are more binding or restrictive than those provided for in this Agreement unless the Borrower also undertakes to grant the Lender such Additional Element and to amend this Agreement to give effect thereto.

The Lender shall benefit from any amendments which would make the undertakings of the members of the Group under the Senior Credit Agreement granted following the Closing more onerous or restrictive than the undertakings of the members of the Group under this Agreement.

ARTICLE 7

FINANCIAL COMMITMENTS

So long as any amount remains unpaid or the Borrower has the right to borrow hereunder, unless the Lender otherwise agrees in writing, the Borrower agrees to do the following:

Section 7.1  Financial Tests

7.1.1	Maintain the following Ratios at all times, which will be verified quarterly:

7.1.1.1	a Senior Debt to EBITDA Ratio of no more than (i) 2.50:1.00 at the Closing date on a pro forma basis , and (ii) 3.00:1.00 at all times thereafter;

7.1.1.2	a Total Debt to EBITDA Ratio of no more than (i) 3.50:1.00 at the Closing date on a pro forma basis , and (ii) 4.00:1.00 at all times thereafter;

7.1.1.3	a Fixed Charge Coverage Ratio of not less than 1.15:1.00 at all times.

Section 7.2  Financial and Other Information

Provide the Lender with:

7.2.1	within sixty (60) days following the last day of each quarter (except the last quarter) of each

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fiscal year of the Borrower:

7.2.1.1	quarterly unaudited internal financial statements of the Borrower on a Consolidated Basis (including a management discussion and analysis); and

7.2.1.2	the Compliance Certificate;

7.2.2

within sixty (60) days following the end of each Borrower’s fiscal year, a copy of the budget, annual financial projections presented on a Consolidated Basis including the income statement, balance sheet and cash flow statement as well as a list of projected Capital Expenditures and details shown on a quarterly basis of the calculation of the Ratios for the Borrower’s upcoming fiscal year with all reasonable explanations and copies of the information and assumptions on which such budget and forecasted financial statements are based. Without in any way limiting the generality of the foregoing, the budget and the forecasted financial statements referred to in this paragraph must be presented in such a way as to provide information for each of the quarters contained in the fiscal year to which such budget and the forecasted financial statements relate and the corresponding forecasted quarterly Ratios;

7.2.3	within one hundred and [Redacted: Time Period] after the end of each fiscal year of the Borrower:

7.2.3.1

audited annual financial statements of the Borrower on a Consolidated Basis, as certified by a reputable national firm of chartered accountants and accompanied by the report of such auditors, which shall not contain any expression of material concern as to whether or not such financial statements accurately present the financial condition of the Borrower as of the end of such fiscal year accompanied by a management discussion and analysis;

7.2.3.2	quarterly unaudited internal financial statements of the Borrower on a Consolidated Basis; and

7.2.3.3	the Compliance Certificate;

7.2.4

as soon as practicable following each request, such additional data or other information relating to the business, assets, liabilities, financial condition, results of operations or business prospects of the Debtors as the Lender may reasonably request;

7.2.5

as soon as practicable following each request, such additional data or other information as the Lender may request in order to comply with the AML/ATF Regulations or any other applicable law relating to money laundering or terrorist financing;

7.2.6

Each of the Ratios will be calculated quarterly on the last day of each full quarter of the Borrower over a continuous twelve (12)-month period, based on the Borrower’s financial statements, on a Consolidated Basis (excluding the Oncology Subsidiary).

Section 7.3  Notice of Default, Litigation and Other Matters

The Borrower undertakes to promptly provide the Lender with notice of the following events, after either of the Debtors has become aware of them and has formed a reasonable opinion with respect

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thereto (which notice shall in any event be given within five (5) Business Days after either of the Debtors becomes aware of them):

7.3.1

the commencement of any litigation or dispute against any of the Debtors alleging damages in excess of US$1,000,000 or the rendering of one or more judgments against any of the Debtors having an aggregate value in excess of US$1,000,000;

7.3.2	any Default or Event of Default, including any Material Adverse Change.

The Borrower also agrees to promptly provide the Lender with a copy of any other notice provided to the Administrative Agent in accordance with Section 11.1 (t) of the Senior Credit Agreement.

ARTICLE 8

UNDERTAKINGS NOT TO DO

As long as any amount remains outstanding or the Borrower is entitled to borrow hereunder, unless the Lender otherwise consents in writing, the Borrower agrees to ensure that:

Section 8.1  Sale of Assets

No member of the Group shall sell, lease, alienate [dispose of] or otherwise assign any of its property except for sales, leases, alienation or other transfers of:

8.1.1	inventory in the normal course of business;

8.1.2	used, surplus or obsolete assets, at the end of their useful lives or at their face value;

8.1.3	assets of a member of the Group that is not a Debtor to another member of the Group that is not a Debtor;

8.1.4	assets from one Debtor to any other Debtor or from a member of the Group to a Debtor;

8.1.5	the Oncology Licence;

8.1.6	Oncology Subsidiary securities to a third party; and

8.1.7

any sale or alienation of other assets (other than any Intellectual Property) in any fiscal year, provided however that the aggregate consideration for any such sales or alienations by members of the Group in any fiscal year does not exceed [Redacted: Amount].

Section 8.2  Derivative Instruments

No member of the Group shall enter into or be a party to or secure the obligations of any other Person under any derivative instrument other than those entered into by any of the Debtors pursuant to the Senior Credit Agreement for the purpose of hedging the then existing positions of any member of the Group and not for speculative purposes whatsoever.

Section 8.3  Encumbrances

No member of the Group shall create, assume or permit to exist, directly or indirectly, an Encumbrance on its property, except for Permitted Encumbrances.

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Section 8.4  Material Contracts

No member of the Group will terminate a Material Contract prior to its term without the consent of the Lender unless such termination would not reasonably be expected to result in a Material Adverse Change. No member of the Group will make or accept any amendment to any Material Contract that would be detrimental to or contrary to the interests of the Lender without its consent.

Section 8.5  Consolidation, Amalgamation and Sale of Assets

No Debtor shall liquidate or dissolve its business, enter into any amalgamation or consolidation transaction, carry out any reorganization, or sell, lease or otherwise dispose of all or substantially all of its property. Without limiting the foregoing, the Debtors undertake that there shall be no change in the corporate structure or share ownership of the Debtors (excluding the Borrower which is a public company) or other members of the Group as set forth in the Perfection Certificate, except for the liquidation in the Borrower and the subsequent dissolution of each of Theratechnologies Intercontinental Inc., Theratechnologies Europe Inc. and Pharma-G Inc, which are all inactive Subsidiaries of the Borrower and will remain so until their dissolution. Notwithstanding the foregoing, the Debtors may, from time to time, proceed with any corporate reorganization involving only the Debtors, provided that the terms and conditions of Section 6.16 are complied with, and that all documents which, in the opinion of the Lender, acting reasonably, may be required, including without limitation any document acknowledging the security granted and any legal opinion, be delivered prior to or concurrently with such corporate reorganization.

Section 8.6  Distributions

No member of the Group shall declare or make any Distribution provided, however, that each member of the Group may make Distributions to a Debtor.

Section 8.7  Change of Activities

No member of the Group shall make any material change in its operations, the carrying on of its business or the nature of its activities, except for the liquidation in the Borrower and the subsequent dissolution of each of Theratechnologies Intercontinental Inc., Theratechnologies Europe Inc. and Pharma-G Inc, all of which are inactive Subsidiaries of the Borrower and will remain so until their dissolution.

Section 8.8  Fiscal Year

No member of the Group shall change the date of its fiscal year end which, as of the date hereof, is November 30 of each year.

Section 8.9  Acquisition and Investment

No member of the Group shall make any Investments or Acquisitions other than:

8.9.1	existing Investments by a Debtor in favour of a member of the Group and Investments between Debtors;

8.9.2	the Investment of the Oncology Licence and up to $500,000 in the Oncology Subsidiary concurrently with its creation and any Investment in the share capital of the Oncology

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Subsidiary existing at the time it ceases to be a Subsidiary of the Borrower following a disposition by the Borrower of the majority of its interests in the Oncology Subsidiary;

8.9.3	amounts held in deposit accounts, Qualified Investments and other permitted investments pursuant to items (v) and (vi) of Section 11.3 (e) of the Senior Credit Agreement;

8.9.4	Acquisitions that meet all of the following conditions (each of its Acquisitions, a “Permitted Acquisition”):

8.9.4.1	if the Acquisition is an Acquisition of securities of a Person, such Person will be a wholly-owned Subsidiary, directly or indirectly, of a Debtor;

8.9.4.2	if the Acquisition is a licence Acquisition, such licence will be an Exclusive Licence;

8.9.4.3	the activity of the target is in the same industry as members of the Group (or a reasonably incidental or complementary activity);

8.9.4.4

the acquired business makes a positive contribution to the Borrower’s EBITDA on a Consolidated Basis within the four (4) quarters of the Borrower following the closing of the Acquisition, as evidenced by the historical or forecasted financial statements satisfactory to the Lender;

8.9.4.5	the Total Acquisition Consideration does not exceed, for any fiscal year, [Redacted: Amount] for all members of the Group;

8.9.4.6	the business acquired under this Acquisition is located in Canada or the United States;

8.9.4.7	such Acquisition will exclude any takeover bid or private offer for the securities of any Person that has not been approved by the decision-making bodies of any such Person (a “Hostile Takeover”);

8.9.4.8	any Debt of the target shall be repaid concurrently with the closing of such Acquisition, except for any Permitted Debt;

8.9.4.9

any Encumbrance, other than Permitted Encumbrances, on the securities or assets acquired in connection with such Acquisition shall be subject to an undertaking to release such Encumbrance prior to the closing date of such Acquisition and shall be cancelled within thirty (30) days of the closing date of such Acquisition;

8.9.4.10

to the extent that the Acquisition is an Acquisition of securities of a Person and such Person is required to become a Surety pursuant to Section 14.11.77, within sixty (60) days of the closing date of such Acquisition, the Lender shall have obtained an Encumbrance on the assets of the target in accordance with this Agreement and the target shall become a Surety pursuant to this Agreement;

8.9.4.11	if the target owns immovable property, the Lender must have received a Phase 1 environmental report and a Phase 2 environmental report (if necessary); and

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8.9.4.12

concurrently with the closing of the Acquisition, the Borrower shall have provided the Lender with a Compliance Certificate confirming that no Default or Event of Default has occurred following such Acquisition.

Notwithstanding the foregoing, the Donidalorsen & Olezarsen Acquisition shall be deemed a Permitted Acquisition and shall not reduce the [Redacted: Amount] limit referred to in Section 8.9.4.5 above to the extent that the Borrower has delivered to the Lender prior to such Acquisition a Compliance Certificate demonstrating compliance with, among other things, the financial commitments set forth in Section 7.1 and compliance with the Surety threshold set forth in Section 14.11.77, and confirming that no Default or Event of Default has occurred or will occur as a result of such Acquisition, it being understood that no Compliance Certificate will be required in connection with the Donidalorsen & Olezarsen Acquisition if such Acquisition is completed within twenty (20) Business Days of Closing.

The Borrower further agrees to deliver to the Lender any information and documents that the Lender may reasonably request in connection with any Permitted Acquisition.

Section 8.10 Debts

No member of the Group shall incur, create or assume any Debt, other than Permitted Debt.

Section 8.11 Financial Assistance

No member of the Group may provide financial assistance (by way of loan, surety or otherwise) to any Person, except for any financial assistance to any Debtor and as otherwise permitted under Sections 8.9.1 and 8.9.2.

Section 8.12 Capital Expenditures

The Borrower shall not incur Capital Expenditures in any fiscal year, except for an amount not exceeding [Redacted: Percentage] of the Capital Expenditures budgeted for such fiscal year of the Borrower, on a Consolidated Basis, submitted to and approved by the Lender.

Section 8.13 Accounting Policies

The Debtors undertake not to change the significant accounting policies used in the preparation of the financial information without the prior consent of the Lender.

Section 8.14 Royalties

The Borrower undertakes not to exercise its right to reduce the amount of the royalties by making one or more lump-sum payments (the “royalty buydown”) pursuant to Section 9.3.2 of the licence agreement in connection with the Donidalorsen and Olezarsen Acquisition delivered to the Lender pursuant to Section 6.22.1 of this Agreement without the Lender’s consent.

ARTICLE 9

EVENT OF DEFAULT

Section 9.1  Event of Default

Each of the following shall constitute an Event of Default under this Agreement:

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9.1.1	failure to pay the Principal Balance or any portion thereof when due;

9.1.2

failure to pay interest on the Loan or fees or any portion thereof or any other amount payable hereunder or failure by the Debtors to pay any amount payable under any Security Interest, all within three (3) Business Days of maturity;

9.1.3	failure by the Debtors to comply with any of their obligations and undertakings under Article 7 (Financial Commitments) hereof;

9.1.4

failure by members of the Group to perform any of their obligations and undertakings under Article 4 (Security Interests) and Article 8 (Undertakings Not to Do) hereof, to the extent such default is not cured within five (5) Business Days after notice thereof has been given by the Lender to the Borrower;

9.1.5

subject to Sections 9.1.1 to 9.1.3 above, failure by the members of the Group to comply with any of their obligations or any of the undertakings provided for in this Agreement, in the Financing Documents or in any other contract or agreement with the Lender, to the extent that such Default is not remedied within ten (10) Business Days after notice thereof has been given by the Lender to the Borrower;

9.1.6

the fact that any representation or warranty made or given in this Agreement or any other Financing Document or any information provided in writing by any member of the Group to the Lender in connection with this Agreement or any Financing Document proves to be untrue or misleading in any material respect by the Lender, and the circumstances that cause such representation or warranty to be untrue or misleading in any material respect are not cured within ten (10) Business Days after the date on which any member of the Group becomes aware thereof;

9.1.7	if the Borrower is in default under the Senior Credit Agreement and such default has not been cured;

9.1.8	if a Change of Control of the Borrower occurs;

9.1.9

if a member of the Group (i) becomes insolvent, bankrupt or liquidated, files a proposal, (ii) becomes subject to an assignment in favour of its creditors, (iii) makes a declaration or requests or permits a declaration to be made or a motion to be made before a court for the appointment of a judicial administrator, receiver, or trustee in respect of a member of the Group or substantially all of its property, unless such motion is diligently contested and in good faith by the member of the Group and the Lender is satisfied that such motion does not jeopardize the security created under the Security Interests, or (iv) takes any action whatsoever with respect to its activities under any reorganization or debt restructuring, any law relating to the dissolution or liquidation of companies in any jurisdiction or in any way indicates its intention, consent, approval or agreement to any similar action against any member of the Group or substantially all of its assets;

9.1.10

if the property of one of the members of the Group is taken possession of by a creditor, trustee, receiver or other third party or is the subject of a prior notice of exercise of a hypothecary right, a notice of withdrawal of collection of claims or is seized;

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9.1.11	the fact that a member of the Group ceases to carry on or operate its business, if applicable, or sells or agrees to sell substantially all of its assets;

9.1.12

the fact that a prior notice of exercise of hypothecary recourse, a notice of closing, a taking of possession, a writ of execution or seizure in execution is issued or a similar process or action is obtained against all or a material portion of the hypothecated Property or the income therefrom, and that said prior notice of exercise, notice of closing, writ of execution or seizure in execution or said similar process or action is not followed by any waiver, settlement, release, cancellation or suspension within thirty (30) days after it is issued or obtained or within such shorter period as may permit the property to be sold unless such notice of exercise, notice of closing, writ of execution or seizure in execution or said similar process or action is diligently contested in good faith by the applicable relevant member of the Group and the relevant member of the Group has provided to the Lender sufficient security as established by the Lender in form and substance acceptable to the Lender;

9.1.13

any member of the Group is in default (following the expiry of any applicable grace period) under any one or more documents, agreements or instruments in respect of any Debt, the amount of which, expressed in Canadian Dollar equivalent, when grouped with any other default (following the expiry of any applicable grace period) by members of the Group in respect of any other such Debt, exceeds US$1,000,000;

9.1.14

a final order or judgment of a court of competent jurisdiction is rendered against a member of the Group for an amount in excess of US$1,000,000 and payment of the amount so due is not made within thirty (30) days of the date it became due unless the judgment is contested or appealed in good faith;

9.1.15	if, in the reasonable opinion of the Lender, a Material Adverse Change occurs;

9.1.16	any of the Debtor is in default under a Material Contract; or

9.1.17	the Donidalorsen & Olezarsen Acquisition is not completed within twenty (20) Business Days of Closing.

Failure by the Lender to notify the Borrower of an Event of Default shall not be construed as a waiver of such Event of Default or any of the Lender’s rights hereunder.

In each of the cases set forth in Section 9.1, but subject to the notices referred to therein, if any, the Borrower or the other members of the Group shall be in default by the mere passage of time without the need for formal notice.

Section 9.2  Acceleration

Upon the occurrence of one or more Events of Default, the Principal Balance and all accrued and unpaid interest thereon, all interest on interest and any other amount owed by the Borrower to the Lender shall, at the Lender’s option, become immediately due and payable without the necessity of any deposition, motion or other notice of any kind whatsoever which the Borrower expressly waives notwithstanding any provision of the Financing Documents to the contrary (except notices required by law); and the Lender shall thereupon be entitled to enforce its rights hereunder or under law and under any Security Interest.

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Notwithstanding the provisions of the preceding paragraph, if the Event of Default specified in Section 9.1.9 occurs, the Principal Balance and all accrued and unpaid interest thereon, all interest on interest and any other amount owed by the Borrower to the Lender shall become immediately due and payable without the necessity of any deposition, motion or other notice of any kind whatsoever which the Borrower expressly waives notwithstanding any provision of the Financing Documents to the contrary (except notices required by law); and the Lender shall thereupon be entitled to enforce its rights hereunder or under law and under any Security Interest.

The exercise by the Lender of any of its rights shall not prevent it from exercising any other rights it may have under this Agreement or by law; the Lender’s rights are cumulative and not alternative. Nothing herein contained shall be deemed to limit the rights and remedies of the Lender set forth herein or the remedies available to the Lender with respect to the property encumbered by Security Interests and any Security Interest.

Section 9.3  Payment Allocations

Notwithstanding the provisions of Article 1572 of the Civil Code of Québec and any other rule applicable to the imputation of payments, the Lender may allocate any proceeds of collection under any Financing Document as the Lender deems preferable.

Section 9.4  Compensation

Without limiting the Lender’s rights under applicable law, upon the occurrence of any continuing Event of Default not cured by the Debtors or waived by the Lender, the Lender is authorized by each of the Debtors, at any time and without notice, to compensate, allocate and distribute any amounts belonging to the Debtors held from time to time by the Lender of any nature whatsoever, whether matured or unmatured, on account of any obligation payable to the Lender under any Financing Document.

Section 9.5  Force Majeure

The Borrower expressly assumes all risks of force majeure and must take all reasonable measures to perform each of its obligations under Article 3 of this Agreement in a timely manner, regardless of the existence or occurrence of any event or circumstance constituting force majeure, as that term is defined in Article 1693 of the Civil Code of Québec.

ARTICLE 10

EXPENSES AND INDEMNIFICATION

Section 10.1 Expenses and Indemnification

All statements, reports, certificates, opinions, assessments, reviews and other documents or information required to be provided by the Debtors to the Lender under this Agreement or any other Financing Document shall be provided by the Debtors at no cost to the Lender. The Borrower hereby undertakes to promptly pay the Lender upon demand all reasonable judicial and extra-judicial fees and other expenses incurred by the Lender from time to time, including, without limitation, all reasonable fees or expenses incurred in connection with the documentation, preparation, negotiation, execution and issuance of this Agreement and any Security Interest, including any amendments to the Agreement and to any Security Interest which may be made

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subsequent to the execution hereof, in connection with the cancellation and/or release of the property encumbered by the Security Interest, if any, or any Security Interest or any part thereof and for enforcing this Agreement, any Security Interest or any other document required to be executed and issued as provided herein or for the enforcement of any remedies against the property encumbered by the Security Interest or any part thereof, if any.

Section 10.2 Indemnification

If any law, regulation, administrative directive or court decision has the effect of (i) increasing the cost of the Loan for the Lender; or (ii) reducing the income for the Lender that results from the Loan (including, without limitation, by reason of the imposition of reserves, taxes, levies, or requirements as to the sufficiency of the Lender’s capital), the Lender may forward to the Borrower a statement indicating the amount of such additional cost or reduction of income; in the absence of manifest error, such statement shall be deemed conclusive evidence of the amount of such additional cost or reduction of income and the Borrower shall promptly pay such amount to the Lender. However, this provision shall not apply to any additional cost or reduction of income resulting from a tax on the Lender’s capital or overall income.

The Borrower shall indemnify the Lender for any damage suffered and any costs incurred by the Lender as a result of a breach of any law or regulation concerning the environment by the Borrower or any of the Sureties.

ARTICLE 11

ADDRESS FOR NOTICES

Section 11.1 Address for Notices

Any notice required or to be given hereunder must, unless otherwise expressly provided herein, be given in writing and delivered personally to the relevant party or mailed to it postage prepaid by registered mail or sent by email or by any other electronic means of rapid transmission of written data, and the date of receipt of such notice shall be, if delivered personally, its date of delivery, if mailed as aforesaid, the third (3rd) Business Day following the date of such mailing and, if sent by email or by any other electronic means of rapid transmission of written data, on the date of transmission if the transmission occurs before 1:00 p.m. (Montréal time) on a Business Day and on the Business Day following the date of transmission in any other case. The addresses of the parties hereto for personal delivery, mailing and electronic transmission are, for the purposes hereof, those set forth below or such other mailing or electronic transmission address as such parties may designate by notice to the other parties as set forth above.

For the Lender:

Investissement Québec

1001 Robert Bourassa Boulevard, Suite 1000, Montréal, Québec H3B 4L4

Attention: Charles Jolicoeur

Email address: [Redacted: Email]

Email address: [Redacted: Email]

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With a copy to:

Investissement Québec

1001 Robert Bourassa Boulevard, Suite 1000, Montréal, Québec H3B 4L4

Attention: Legal Affairs Department, Specialized Loans and Investments

Email Address: [Redacted: Email]

For the Borrower:

Theratechnologies Inc.

2015 Peel Street, Suite 1100, Montréal, Québec H3A 1T8

Attention: Philippe Dubuc, Senior Vice-President and Chief Financial Officer

Email address: [Redacted: Email]

ARTICLE 12

APPLICABLE LAW AND JURISDICTION

Section 12.1 Applicable Law

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

Section 12.2 Jurisdiction

Any dispute related to this Agreement may be heard by the courts of the Province of Québec, district of Montréal, and the Borrower and the Sureties hereby submit to the non-exclusive jurisdiction of such courts for the purposes of such litigation.

ARTICLE 13

PARTICIPATION

Section 13.1 Participation

The Lender may at any time or from time to time sell, assign, transfer or grant an interest in all or any part of its obligations and rights hereunder to any IQ Entity without the prior written consent of the Debtors or to any other Person which prior to the occurrence of any Event of Default which is continuing, shall be deemed acceptable in writing by the Borrower, acting as a prudent person provided that such sale or assignment by the Lender shall not result in additional costs to the Borrower, including pursuant to Section 10.2.

For the purposes hereof, “IQ Entity” means: (i) the Government of Québec, (ii) any other Person acting as an agent of the Government of Québec, (iii) any subsidiary, direct or indirect, of the Lender, (iv) any entity resulting from a reorganization or amalgamation of the Lender or now owning the assets of the Lender following its liquidation or dissolution, (v) any entity a majority of whose members or directors are appointed by the Government of Québec or one of its departments, (vi) any entity controlled by the Government of Québec or one of its departments or by any Person

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referred to in clauses (ii), (iii), (iv) or (v) above.

The Borrower may not assign its rights and obligations hereunder without the prior written consent of the Lender, and notwithstanding any such assignment, the Borrower shall remain solidarily liable with the assignee for all obligations of the Borrower.

ARTICLE 14

MISCELLANEOUS

Section 14.1 Confidentiality

Subject to the provisions of Section 14.2 of this Agreement, the parties agree that they will not, other than in connection with the preparation of this Agreement and related documents, disclose, transmit, reveal or use any information provided by the parties in connection with the implementation of the transactions contemplated by this Agreement.

Notwithstanding the foregoing, the Borrower agrees that the Lender may publicly disclose the key parameters of the financing facility granted to the Borrower including, but not limited to, the name of the Borrower, its type of operation, its location, the nature and amount of the Loan provided for herein and the number of employees working for the Borrower, but only to the extent that the Borrower and the Lender have previously agreed on the information to be publicly disclosed. In addition, the Borrower acknowledges that the Lender is subject to the provisions of the Act respecting Access to documents held by public bodies and the Protection of personal information (CQLR, c. A-2.1) and that it may be called upon to disclose other information following a request received or a decision or judgment rendered under that Act.

Notwithstanding the foregoing, the Lender agrees that the Borrower may disclose such information in connection with this Agreement as the Borrower is required to disclose pursuant to its disclosure obligations under any applicable law.

Section 14.2 Public Announcement

Notwithstanding any confidentiality obligation between the parties, the parties acknowledge that the Lender or the Borrower may announce this financing by press release or by any other means from and after the Disbursement Date, provided that any such announcement shall not, without the approval of the Borrower and the Lender, as the case may be, disclose the specific terms and conditions of this Agreement. The contents of any such public announcement will be submitted to the Borrower and the Lender for prior approval.

Section 14.3 Severability

The fact that any provision of this Agreement is invalid or inoperative in any jurisdiction shall not invalidate or render inoperative any other provision hereof or invalidate or render inoperative any such provision in any other jurisdiction.

Section 14.4 Amendments

No amendment or waiver of the provisions of this Agreement in favour of a Debtor will be acknowledged unless such amendment or waiver is evidenced by a written instrument executed by the Lender, in which case the amendment or waiver will be acknowledged only for the specific

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instance and purposes covered by such instrument.

Section 14.5 Time Periods

Time periods shall run concurrently with and not in addition to those required by law. In the calculation of time periods, the day that marks the starting point is not counted, but the day that marks the deadline is counted.

Where the day on which a time period expires or the day on which a payment is to be made or an act done is not a Business Day, the time period expires, the payment is made or the act is done on the first (1st) following Business Day, unless the context otherwise requires.

Section 14.6 Default

The debtor of an obligation under this Agreement will be in default of such obligation by the mere lapse of time provided for the performance thereof.

Section 14.7 Presumption of Accuracy of Information

All documents and information provided to the Lender by a Debtor, whether or not they bear the signature of a representative of the Debtor, whether financial information, financial statements, reports or documents of any nature, shall be deemed to be accurate and the Lender may consider them validly issued by the Debtor, without any further formality. In the event that the documents or information provided to the Lender prove to be inaccurate and such inaccuracy results in an increase in the obligations of the Debtor to the Lender hereunder, the Lender may claim from the Debtors the performance of the obligations which should have been performed if the documents and information provided had been accurate.

Without limiting its other rights, the Lender may make all appropriate accounting entries to demonstrate the use of any deposit made with the Lender to reduce or extinguish the obligations of the Debtors, by way of compensation.

Section 14.8 Waiver

The Lender may at any time and from time to time waive any part of the property encumbered by Security Interests or any interest therein, if any, or any other property or right secured by the Security Interests or any Security Interests relating to the payment of all or any part of the amounts secured hereby or by any Security Interest or may release any Person from any obligation to pay such amounts or any part thereof, with or without consideration, and without being held liable for such amounts or any amounts except those actually received by the Lender, and without thereby waiving any other part of the property encumbered by the Security Interests or any interest therein or any other security or agreement provided for herein or in any Security Interest, it being expressly agreed that notwithstanding such waiver, the securities and agreements not covered by such waiver shall remain hypothecated to the same extent as all the property encumbered by any Security Interest.

Section 14.9 Time Extension

No extension of time granted by the Lender to the Borrower, the Sureties or any person acting on behalf of the Borrower or the Sureties shall in any way prejudice the rights the Lender may enforce

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against the Borrower or the Sureties or any other person liable for the payment of amounts due to it hereunder or secured by any Security Interest.

Section 14.10 Priority of the Agreement

In the event of any express inconsistency between the provisions of this Agreement and any other Financing Document, the provisions of this Agreement shall prevail.

Section 14.11 Separate Execution

This Agreement and any other Financing Document may be executed separately in an unlimited number of separate counterparts, each of which is an original but collectively forms one and the same instrument and may be executed by the addition of an electronic execution or other facsimile signature of the applicable signatory. Each counterpart may be sent by email and the counterpart so sent has the same effect as an original.

The words “execution” or “executed” and similar words used in this Agreement and any other Financing Document shall be deemed to include electronic execution or any other facsimile signatures, each of which shall have the same legal effect, validity and enforceability as a manually executed signature.

[SIGNATURES ARE ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

INVESTISSEMENT QUÉBEC, as Lender

By:	/s/ Charles Jolicoeur

Name: Charles Jolicoeur

Title: Director, Corporate Finance

By:	/s/ Hugues Francoeur

Name: Hugues Francoeur

Title: Team Director

Signature Page

Credit Agreement

Theratechnologies Inc. & Investissement Québec

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THERATECHNOLOGIES INC., as Borrower

By:	/s/ Philippe Dubuc
Name: Philippe Dubuc
Title: Senior Vice-President and CFO

By:	/s/ Paul Lévesque
Name: Paul Lévesque
Title: President and CEO

Signature Page

Credit Agreement

Theratechnologies Inc. & Investissement Québec

SCHEDULE 1.1.

DEFINITIONS

14.11.1    “Acquisition” (Acquisition), in respect of any Person, means:

14.11.1.1

any transaction or series of transactions pursuant to which such Person purchases, acquires or obtains all or a material portion of the issued and outstanding securities or property and assets of any other Person;

14.11.1.2

any investment by any Person in any other Person that is not a Subsidiary and as a result of which (i) such Person would become a Subsidiary of the Borrower or (ii) subject to the restrictions set forth in this Agreement, such Person would amalgamate with the Borrower or any other member of the Group; or

14.11.1.3	a Drug Acquisition;

directly or through Subsidiaries;

14.11.2    “Additional Element” (Élément additionnel) has the meaning given thereto in Section 6.23;

14.11.3    “Administrative Agent” (Mandataire administratif) means The Toronto-Dominion Bank, as administrative agent the Senior Lenders pursuant to the Senior Credit Agreement, and includes any successor and assignee thereof in such capacity;

14.11.4    “Advance” (Avance) means any advance made by the Lender to the Borrower in accordance with the provisions of this Agreement;

14.11.5   “Affiliate”(Société affiliée), in respect of a Person, means any Person who directly or indirectly Controls such Person or vice versa, or a Person who, like such Person, is Controlled directly or indirectly by the same Person;

14.11.6    “AML/ATF Regulation” (Réglementation RPCFAT) means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and any other similar legislation in any applicable jurisdiction, as well as any regulations, orders, instructions and guidelines adopted or issued under any of these laws;

14.11.7    “Applicable Accounting Standards” (Normes comptables applicables) means the International Financial Reporting Standards (IFRS), applied consistently;

14.11.8   “Applicable Fixed Rate” (Taux fixe applicable) means the U.S. Bond Rate, as determined on. Business Day preceding the Closing date, plus (i) 7.23% and (ii) (or reduced) the Rate Impact;

14.11.9    “Banking Products and Services” (Produits et services bancaires) means the following products or services provided by a Senior Lender (or any of its Affiliates) to the Debtors (or each of them) in the ordinary course of business: (a) automated clearing house transactions, (b) cash management services, including cash, deposits, overdrafts, electronic funds transfers, consolidation and other cash management arrangements; (c) credit or debit cards, (d) purchasing cards, and (e) any other similar banking products or services;

14.11.10   “Borrower” (Emprunteur) means Theratechnologies Inc. and its authorized successors or assigns including by amalgamation;

14.11.11   “Business Day” (Jour ouvrable) means any day, other than a Saturday, Sunday or other days which in Montréal (Québec) and Toronto (Ontario) are statutory holidays or a day on which banks are authorized by applicable law or local proclamation to close, it being understood that, with respect to any transaction executed hereunder requiring a transfer of funds in U.S. Dollars, any day which in New York (United States) is a statutory holiday or a day on which banks are authorized by applicable law or local proclamation to close, shall also be excluded;

14.11.12   “Capital Expenditures” (Dépenses en immobilisation) means, for any given fiscal year, the aggregate of all expenditures by a Person for or in connection with the acquisition or maintenance of assets required to be capitalized in accordance with Applicable Accounting Standards, plus capitalized research and development expenditures, it being understood that milestone payments relating to Drug Acquisitions will not be considered Capital Expenditures;

14.11.13   “Cash” (Encaisse) means cash that is subject to a first (1st) ranking security interest in favour of the Senior Lenders (excluding any cash held by any Debtor, to the extent that payment or distribution by such Debtor of such cash is not authorized by the terms of its constating documents or any applicable agreement, instrument or law);

14.11.14   “Change of Control” (Changement de contrôle) means, at any time when any Person acquires and holds, directly or indirectly, more than fifty (50) % of the voting securities of the Borrower or the fact that the Borrower no longer holds all of the voting securities of the other Debtors;

14.11.15   “Closing” (Clôture) means the time at which the Lender disburses the Advance under the terms hereof

14.11.16   “Compliance Certificate” (Certificat de conformité) means a certificate signed by an officer of the Borrower essentially in accordance with the model presented in Schedule 14.11.16, accompanied by the underlying calculation files;

14.11.17   “Consolidated Basis” (Base consolidée) means the financial results of the Borrower on a consolidated basis;

14.11.18   “Contaminant” (Contaminant) means any contaminant, pollutant, toxic substance, hazardous material, residual material, waste, hazardous product, hazardous substance or other material designated by a similar expression, as defined in any environmental law;

14.11.19   “Control” (Contrôle) means, with respect to any Person, the holding, directly or indirectly, more than fifty (50)% of the shares or other securities carrying the right to vote of such Person, or otherwise the ability of any other Person to elect a majority of the board of directors (or other Person or entity having similar functions), including by voting agreements or otherwise;

14.11.20   “Debt” (Dette) means, for any Person, at any time and without duplication, all obligations that should be classified as liabilities on a person’s balance sheet under Applicable

Accounting Standards, including but not limited to:

14.11.20.1

all obligations in respect of borrowed money or a deferred purchase price for the purchase of goods or services, including obligations under performance earn-outs due and payable, any balance of sale payable, and any similar contingent consideration;

14.11.20.2	all obligations on which interest is usually paid before payment of principal, with the exception of accounts payable;

14.11.20.3	any other debt of such Person evidenced by a note, bond, debenture or similar instrument;

14.11.20.4	any other obligations arising from agreements or arrangements which, in substance, provide financing to this Person;

14.11.20.5	all capitalized interest and bond-like securities;

14.11.20.6	all obligations of such Person under Purchase Obligations;

14.11.20.7	all obligations under Operating Leases;

14.11.20.8	all obligations of such Person under vendor take-backs and leaseback transactions;

14.11.20.9	all repayment obligations and other obligations of such Person in respect of letters of credit, bankers’ acceptances and similar obligations issued or created for the account of such Person;

14.11.20.10	all obligations of third parties secured by Encumbrances on assets of such Person (even if such Person has not assumed or become liable for the payment of such obligations);

14.11.20.11

such Person’s net negative mark-to-market liability under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements;

14.11.20.12

all obligations of such Person to purchase, redeem, retire, decrease or make any other payment with respect to securities or other equity interests in such Person or any other Person, including pursuant to put options, valued, in the case of redeemable preferred shares, at the applicable redemption price set forth in such Person’s constating documents, all determined in accordance with Applicable Accounting Standards;

14.11.20.13	all obligations under the Milestone Payments that are earned and payable;

14.11.20.14	all contingent liabilities of such Person, including suretyships, letters of credit or other financial assistance provided with respect to the debts of a third-party Person.

but excluding (i) all future income taxes, trade payables and all other obligations and debts accrued in the ordinary course of business (other than Leases), (ii) preferred shares redeemable at the option of the holder (including redemption amounts thereon) and subordinated in accordance with the subordination and postponement agreement referred to in Section 4.1.3 hereof, and (iii) all Long-Term Incentive Compensation Programs Payments;

14.11.21   “Debtors” (Débiteurs) means collectively the Borrower and the Sureties, and “Debtor” means either of them;

14.11.22   “Default” (Défaut) means a situation or condition the occurrence of which will constitute an Event of Default or which after a lapse of time or the giving of notice or both could constitute an Event of Default;

14.11.23   “Disbursement Date” (Date de déboursé) means any date on which the Advance is disbursed by the Lender pursuant to the terms hereof;

14.11.24   “Distributions” (Distributions) in respect of any Person means:

14.11.24.1

the payment or declaration of any dividend or the making of any distribution of any kind or nature (whether in cash or property) in respect of any class of securities of such Person or to the holders of any class of securities of such Person;

14.11.24.2	the purchase, redemption or other acquisition or cancellation for value of any of the securities of such Person or any option or warrant or right to purchase or acquire securities of such Person;

14.11.24.3	any amount paid or reimbursed by such Person on any Debt to any of its shareholders or a Related Party, and

14.11.24.4	any other payment by such Person to any of its shareholders or any Related Party (other than salaries paid in the ordinary course of business);

provided, for greater certainty, that “Distribution” does not include (y) the payment of any fees to a shareholder for services rendered as an employee, manager or officer, and (z) any Long-Term Incentive Compensation Programs Payment;

14.11.25   “Donidalorsen & Olezarsen Acquisition” (Acquisition Donidalorsen & Olezarsen) means the acquisition by the Borrower of a licence from Ionis Pharmaceuticals, Inc. of all commercialization rights of Donidalorsen and Olezarsen in Canada in consideration for, among other things, an initial payment of US$10,000,000 under the licence agreement to be entered into between Ionis Pharmaceuticals, Inc. and the Borrower;

14.11.26   “Drug Acquisition” (Acquisition de médicaments) means any acquisition (including any licence or licence acquisition) solely or principally of all or part of the rights to one or more drugs or pharmaceutical products, whether under development or in the market (including the related Intellectual Property);

14.11.27   “EBITDA” (BAIIA) means, for any twelve (12)-month period ending on a given date, determined on a Consolidated Basis in accordance with Applicable Accounting Standards,

the net income of the Borrower during such period (excluding the Oncology Subsidiary), plus (without duplication and to the extent such items are deducted in the determination of net income, during such period):

(a)	Interest Expense net of interest income;

(b)	income tax expense;

(c)	depreciation or amortization expense;

(d)

(or reduced, as applicable) the historical EBITDA (for the twelve (12)-month period ending on the date EBITDA is calculated) of any business acquired (or sold) during the reference period, calculated on a pro forma basis as if the acquisition or sale had occurred on the first (1st) day of such calculation period;

(e)

(or reduced, as applicable) non-cash items (including foreign exchange losses, stock-based compensation expenses, write-ups or write-downs, accretion expenses and other similar items subject to the Lender’s consent;

(f)	(or reduced, as applicable) unusual, non-recurring or extraordinary items approved by the Lender; and

(g)

fees, costs and expenses paid in connection with reorganizations or restructurings carried out by one or more Debtors from time to time, up to an aggregate amount not exceeding 5% of EBITDA (calculated without taking into account the additions provided for in clauses (e) and (f)) during the applicable twelve (12)-month period.

The following adjustments to EBITDA (to the extent such items have been deducted in calculating EBITDA for the applicable period) are permitted, subject to documentation of such expenses to the satisfaction of the Lender:

(a)

one-time, non-recurring costs and expenses related to the refinancing transaction contemplated at the Closing date (including legal fees, professional fees, penalty and repayment) up to a maximum of US$7,500,000; and

(b)	a write-down of up to US$3,488,000 associated with the cessation of research and development activities related to the Oncology Licence.

It is understood that (i) EBITDA for the fiscal quarter ended November 30, 2023 will be deemed to be US$4,885,000, (ii) EBITDA for the fiscal quarter ended February 28, 2024 will be deemed to be –US$340,000, (iii) EBITDA for the fiscal quarter ended May 31, 2024 will be deemed to be US$5,488,000, and (iv) EBITDA for the fiscal quarter ended August 31, 2024 will be deemed to be US$6,560,000.

14.11.28   “Encumbrance” (Charge) means any of the following:

14.11.28.1

A priority, prior claim, hypothec, pledge, security, lien, security interest under section 427 of the Bank Act (Canada), right of retention, a right to withdraw, a trust for security purposes, a deemed trust, an instalment sale or sale with right of redemption and, more generally, any security interest, encumbrance or right securing the performance of an obligation and relating to property, enabling to take possession thereof , or to sell it, or to appropriate it, or to be collocated in preference to the proceeds of sale;

14.11.28.2	leasing;

14.11.28.3	a Lease, including any lease at the end of which the lessee becomes the owner of the leased property, automatically or upon exercise of a purchase option for consideration below market value;

14.11.28.4	a servitude or similar right; or

14.11.28.5	a material defect or irregularity in the title deeds;

14.11.29   “Event of Default” (Cas de défaut) means any of the situations described in Section 9.1;

14.11.30   “Exclusive Licence” (Licence exclusive) means any licence granting, among other things, the exclusive right to market a drug or other pharmaceutical product line in Canada or the United States for a term exceeding five (5) years;

14.11.31   “Existing Marathon Debt” (Dette existante Marathon) means the Debt (in principal, interest and costs (including any prepayment penalties)) owing by members of the Group under credit facilities made available to them by MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. pursuant to a credit agreement dated June 20, 2022, as amended from time to time;

14.11.32   “Financing Documents” (Documents de financement) means collectively this Agreement, the Security Interests, the Intercreditor Agreement and any other document, instrument or agreement entered into between the Borrower and the Lender or any other Person in connection with the transactions contemplated herein or therein or which constitutes a supplement hereto, in each case as amended, consolidated, amended and consolidated, modified, restated or replaced;

14.11.33   “Fixed Charge Coverage Ratio” (Ratio de couverture des charges fixes) means, with respect to the Borrower, calculated on a Consolidated Basis (excluding the Oncology Subsidiary) the ratio of (A) EBITDA for the past twelve months, less (a) Capital Expenditures during such period, (b) cash taxes, (c) all cash Long-Term Incentive Compensation Programs Payments, and (d) to the extent that these items have not been deducted in calculating net income, (i) selling price adjustments paid during such period in connection with a Permitted Acquisition, (ii) obligations under earn-outs and other contingent payments paid during such period in connection with a Permitted Acquisition (iii) royalties (including, without limitation, any lump-sum royalty buydown payments) and Milestone Payments paid during such period and (iv) all other similar payments under research, development, licence, collaboration or similar agreements paid during such period. divided by (B) the sum of (a) the Interest Expenses paid in cash or in Qualified Investments for such period and (b) the principal repayments on Debt made during such period, all as determined in accordance with Applicable Accounting Standards.

Notwithstanding the foregoing, Milestone Payments will not be deducted from EBITDA for any relevant period for purposes of calculating the Fixed Charge Coverage Ratio if (i) Liquidity is

greater than US$15,000,000 on the date EBITDA is calculated and after giving effect to such Milestone Payments, and (ii) the Total Debt to EBITDA Ratio is not greater than 3.5:1.00 on the date EBITDA is calculated and after giving effect to such Milestone Payments.

At Closing and for the Borrower’s first three quarters following Closing, interest payments as the denominator of the Fixed Charge Coverage Ratio will be calculated on a cumulative annual basis for the Borrower’s first three quarters (i.e., Q1 x 4, (Q1 + Q2) x 2, (Q1 + Q2 + Q3) x 4/3);

14.11.34   “Group” (Groupe) means collectively the Borrower and each of its Subsidiaries, present and future, direct and indirect, except for the Oncology Subsidiary;

14.11.35   “Intercreditor Agreement” (Entente entre créanciers) means the subordination agreement dated November 27, 2024 between the Lender, the Administrative Agent and the Borrower, as amended pursuant to an amendment to the subordination and postponement agreement dated the date of this Agreement and as such Agreement may be amended, modified, restated, replaced or supplemented from time to time;

14.11.36   “Interest Expense” (Frais d’intérêt) means, for any Person and for any period, the amount of all interest expenses (including interest expenses allocated in respect of the Leases) payable by such Person during such period, determined in accordance with Applicable Accounting Standards; it is understood that “Interest Expense” does not include agency fees, arrangement fees, structuring fees, fees relating to the granting of consents, waivers, amendments, extensions or restructurings, repayment of costs and expenses, and any similar amounts that may be charged from time to time in connection with the establishment, administration or execution of credit facilities;

14.11.37   “Investment” (Investissement) means any loan, advance (including any advance to officers, directors or shareholders, other than in the ordinary course of business), extension of credit or capital contribution to any other Person, or any acquisition of capital stock, deposit accounts, certificates of deposit, mutual fund securities, bonds, notes, debentures or other securities of any other Person or any structured notes or any financial assistance, suretyship, security for the benefit of any other Person, and “Invest” (Investir) and “Invested” (Investi) have correlative meanings. For greater certainty, an Acquisition is not an Investment for the purposes hereof;

14.11.38   “JPMorgan Obligations” (Obligations JPMorgan) means all obligations of members of the Group (or one of them) under credit cards issued by JPMorgan Chase Bank for employees of members of the Group (or one of them) in connection with the Group’s business;

14.11.39   “Lease Agreement” (Contrat de location) means, with respect to any Person, any lease or other arrangement of immovable or movable property that, in accordance with Applicable Accounting Standards, should be classified and accounted for as a lease;

14.11.40   “Lender” (Prêteur) means Investissement Québec and its successors and assigns;

14.11.41   “Liquidity” (Liquidité) has the meaning given to the term “Liquidity” in the Senior Credit Agreement;

14.11.42   “Loan” (Prêt) has the meaning given thereto in Section 3.1 of this Agreement;

14.11.43   “Long-Term Incentive Compensation Programs Payments” (Paiement aux termes de régimes d’intéressement de remuneration à long terme) means any payment made by the Borrower as a result of the redemption pursuant to long-term incentive compensation programs granted from time to time to directors, officers, employees and certain consultants of the Borrower;

14.11.44   “Material Adverse Change” (Changement défavorable important) means an adverse change in the financial condition, results of operations, business, or property of the Group as a whole, occurring since the date on which the information or documents used as a basis for the Lender to enter into this Agreement were provided or, as the context requires, the date considered, materially and adversely affecting or likely to materially and adversely affect, in the opinion of the Lender, the ability of the Debtors to repay or pay when due any amounts due or which may become due or to perform their obligations hereunder or under the Financing Documents in favour of the Lender and, without limiting the generality of the foregoing, includes any situation which may, in the reasonable opinion of the Lender, increase its risk;

14.11.45   “Material Contracts” (Contrats importants) means, collectively, any agreement, deed, instrument or any other contract or document the violation or termination of which would reasonably be expected to result in a Material Adverse Change and as amended, modified, restated, replaced or supplemented from time to time;

14.11.46   “Material Permits and Licences” (Permis et licences importants) has the meaning given thereto in Section 2.8 of this Agreement;

14.11.47   “Material Subsidiary” (Filiale importante) means any Wholly-Owned Subsidiary that contributes to more than five (5) % of the Borrower’s EBITDA on a Consolidated Basis or which holds more than five (5) % of the book value of the Borrower’s assets on a Consolidated Basis (excluding any investment in the Subsidiaries and the assets of the Oncology Subsidiary), or any other Subsidiary designated as such by the Borrower, all as accepted by the Lender;

14.11.48   “Maturity Date” (Date d’échéance) means May 27, 2028;

14.11.49   “Milestone Payments” (Paiements d’étape) means milestone payments payable in cash in connection with any Permitted Acquisition or other Acquisition (including any Drug Acquisition) of any rights relating to a drug or other pharmaceutical product (and any related property or assets) to the sellers (or licensors) of the assets or securities acquired (or licensed) in connection therewith. Milestone Payments shall include (i) milestone payments to be made by the Borrower to Ionis Pharmaceuticals Inc. following the Donidalorsen & Olezarsen Acquisition, and (ii) any other milestone payments payable by the Borrower to Taimed or others from time to time, as agreed in advance in writing by the Lender;

14.11.50   “NBC Derivative Instrument” (Produit dérivé BNC) means the prepaid cash-settled share swap transaction entered into by the Borrower and National Bank of Canada and related confirmation dated November 5, 2024, in respect of the Borrower’s obligations relating to restricted share units and deferred share units, as amended, supplemented or renewed from time to time;

14.11.51   “NBC Letter of Credit” (Lettre de crédit BNC) means the letter of credit bearing number [Redacted: Number], of a [Redacted: Amount] face value issued by the National Bank of Canada on November 15, 2024 to the Borrower’s lessor, Centurian Peel/Metcalfe Properties Inc., maturing on [Redacted: Date];

14.11.52   “Net Total Debt” (Dette totale nette) means Debt less Cash held by a Debtor with a Senior Lender or a Related Party thereof (subject, in such case, to a control agreement acceptable to the Administrative Agent between the Administrative Agent and such Related Party), up to an aggregate amount equal to the lesser of (i) the available balance of the revolving credit facility made available to the Borrower under the Senior Credit Agreement and (ii) US$7,500,000;

14.11.53   “Notice of Use” (Avis d’utilisation) means a notice of use substantially in the form attached to Schedule 14.11.53;

14.11.54   “Oncology Licence” (Licence d’oncologie) means the amended and restated exclusive licence agreement entered into on February 25, 2019 between Transfer Plus, L.P. and Katana Biopharma Inc., as amended from time to time, granting the Borrower the exclusive rights to develop, manufacture, have manufactured and market any product targeting the sortilin receptor for the treatment of cancer;

14.11.55   “Oncology Licence Transfer” (Transfert de la Licence d’oncologie) means the potential alienation by the Borrower of the Oncology Licence and related assets, including related data and equipment, to a newly incorporated Subsidiary of the Borrower or to a third party;

14.11.56   “Oncology Subsidiary” (Filiale d’oncologie) means the Subsidiary of the Borrower incorporated under the Oncology Licence Transfer, such Subsidiary being the Person to whom the Oncology Licence would be transferred pursuant to the Oncology Licence Transfer;

14.11.57   “Operating Lease” (Contrat de location simple) means any Lease which, but for the application of IFRS 16, would not have been required to be classified and accounted in a Person’s balance sheet as a debt;

14.11.58   “Pension Plan” (Régime de retraite) means any pension plan or retirement benefit plan which is subject to applicable pension benefit legislation, for employees and retirees which is or has been established or maintained or in respect of which contributions are made or have been made by or on behalf of a member of the Group or to which a member of the Group contributes;

14.11.59   “Perfection Certificate” (Attestation relative aux sûretés) has the meaning given thereto in the Senior Credit Agreement;

14.11.60   “Permitted Debt” (Dettes permises) means, in relation to members of the Group:

14.11.60.1	Debt of the Borrower to the Senior Lenders under the Senior Credit Agreement, subject to the provisions of the Intercreditor Agreement;

14.11.60.2	Debt secured by Permitted Encumbrances;

14.11.60.3	unsecured Debt between Debtors;

14.11.60.4	unsecured Debt between members of the Group who are not Debtors;

14.11.60.5	Debt under derivative instruments permitted pursuant to Section 8.2;

14.11.60.6	Debt related to Banking Products and Services;

14.11.60.7	Debt created pursuant to this Agreement;

14.11.60.8	Purchase Obligations up to a maximum aggregate amount of US$2,000,000;

14.11.60.9	obligations under Operating Leases;

14.11.60.10	Debt under the JPMorgan Obligations up to a maximum aggregate amount of US$500,000;

14.11.60.11	any other unsecured Debt up to a maximum aggregate amount of US$500,000;

14.11.60.12	Debt under the NBC Letter of Credit, provided that it will be replaced no later than 30 days prior to its maturity by a letter of credit issued under the Senior Credit Agreement;

14.11.60.13	Debt under the NBC Derivative Instrument; and

14.11.60.14	any Debt authorized in writing by the Lender from time to time;

14.11.61   “Permitted Encumbrance” (Charges autorisées) means, with respect to any Person and at any time any one or more of the following charges:

14.11.61.1	the reserves in the original grant of an immovable or immovable property from the Crown or from letters patent from the Crown;

14.11.61.2

servitudes or rights-of-way for public utility purposes, including sewers, drains, gas and water mains, electric, telephone and telegraph lines, poles and cables, pipelines or zoning or other restrictions affecting the use of a Person’s immovable property which do not substantially affect the use to which such Person intends a property or diminish the encumbrances created under the Security Interests;

14.11.61.3	any encumbrance

(a)

for taxes, assessments or other government levies or duties not yet due or, if due, the validity of which is being diligently contested in good faith by a Person on its behalf, as long as such Person has set aside reserves in its books, as required by Applicable Accounting Standards;

(b)

resulting from any judgment rendered or claim filed against a Person, which such Person or third parties on its behalf diligently contest in good faith, as long as such Person has set aside reserves in its books as required by Applicable Accounting Standards;

(c)

of an artisan, workman, builder, contractor or supplier of materials, architect, engineer or their subcontractors or any other similar encumbrance related to the construction or maintenance of the immovable property or immovables of a Person or a hidden encumbrance or for indeterminate amounts provided that any such encumbrance is not registered or published or that a Person has not received notice thereof in accordance with any applicable law or, if notice has been so given or if such encumbrance is registered or published, provided that such encumbrance is diligently contested in good faith by or on behalf of such Person, so long as such Person has set aside reserves in its books as required by Applicable Accounting Standards;

14.11.61.4

minor title defects, homologated lines, zoning and building by-laws, orders and regulations and other governmental restrictions on the use of immovable property or immovables, provided that none of the foregoing adversely affects the intended use of such property;

14.11.61.5

pledges or deposits under the Act respecting industrial accidents and occupational diseases or similar legislation, or deposits made in good faith in connection with bids, tenders, leases or contracts (excluding, however, the borrowing of money or the repayment of borrowed money), deposits of cash or bonds to secure an appeal bond or suretyships required in connection with legal proceedings;

14.11.61.6	Encumbrances in favour of the Administrative Agent and/or Senior Lenders, as the case may be, that secure the Permitted Debt described in Section 14.11.60.1;

14.11.61.7	Encumbrances in favour of the Lender under the terms of the Security Interests;

14.11.61.8	Encumbrances on movable property financed by Purchase Obligations, provided that such Purchase Obligations are authorized under this Agreement;

14.11.61.9	Encumbrances arising from the publication of precautionary financing statements or other registrations under any applicable law in respect of any Operating Lease;

14.11.61.10

Encumbrances in favour of JPMorgan Chase Bank in the form of a cash collateral up to an amount of US$500,000 to secure payment of the Debt under the JPMorgan Obligations permitted under this Agreement;

14.11.61.11	the [Redacted: Amount] deposit provided to the National Bank of Canada in connection with the BNC Letter of Credit;

14.11.61.12	Encumbrances permitted in writing by the Lender from time to time;

14.11.62   “Person” (Personne) means any person, individual or sole proprietorship, any corporation, legal person, company, partnership, association, group, trust or joint venture;

14.11.63   “Principal Balance” (Solde en capital) means, as the context requires, the outstanding balance of the Loan, as this balance exists from time to time;

14.11.64   “Purchase Obligations” (Obligations d’achat) means, for any Person, any obligation incurred in connection with the cost of acquisition by conditional sale contract or by lease in the form of a Lease (other than an Operating Lease) of any property, such obligation existing at the time of acquisition, or created, issued, incurred or assumed simultaneously with the acquisition or lease in the form of a Lease (other than an Operating Lease);

14.11.65   “Qualified Investments” (Placements admissibles) has the meaning given to the term “Cash Equivalents” in the Senior Credit Agreement;

14.11.66   “Rate Impact” (Impact sur le taux) has the meaning given thereto in Schedule 14.11.66;

14.11.67   “Ratios” (Ratios) refers collectively to the Senior Debt to EBITDA Ratio, the Total Debt to EBITDA Ratio and the Fixed Charge Coverage Ratio;

14.11.68   “Related Party” (Partie liée) means, with respect to any Person, the Affiliates of such Person;

14.11.69   “Secured Obligations” (Obligations garanties) has the meaning given thereto in Section 4.1;

14.11.70   “Security Interests” (Sûretés) means, collectively, all security interests, undertakings, suretyships and other security interests described in Article 4 agreed between the Lender and the Borrower (as well as all documents serving to amend, modify, renew or replace them);

14.11.71   “Senior Credit Agreement” (Convention de crédit senior) means the credit agreement entered into on November 27, 2024 between the Borrower, as borrower, the Senior Lenders, as lenders, and the Administrative Agent, as administrative agent for the Senior Lenders, as it may be amended, consolidated, amended and consolidated, modified, restated or replaced from time to time;

14.11.72   “Senior Debt” (Dette senior) means Net Total Debt less Subordinated Debt;

14.11.73   “Senior Debt to EBITDA Ratio” (Ratio de Dette senior sur BAIIA) means, in respect of the Borrower, for any relevant period, the ratio calculated on a Consolidated Basis (excluding the Oncology Subsidiary), of (i) Senior Debt, to (ii) EBITDA for such period;

14.11.74   “Senior Lenders” (Prêteurs seniors) means collectively all lenders who, from time to time, are a party to the Senior Credit Agreement, as lenders, and includes their respective successors and assigns;

14.11.75   “Subordinated Debt” (Dette subordonnée) means the Loan and any other Debt of a member of the Group which is subject to a subordination and postponement agreement in respect of the Administrative Agent and the Senior Lenders, in form and substance satisfactory to them and published in all places where necessary or desirable to protect the priority of the security interests granted in favour of the Administrative Agent and/or the Senior Lenders;

14.11.76   “Subsidiary” (Filiale) means any legal person of which the majority of any class of securities conferring a right to vote under any circumstances is at all times the property of another legal person and/or one or more subsidiaries of such other legal person and includes a limited partnership that would otherwise be an Affiliate. As of the date hereof, the Borrower’s subsidiaries are listed in the Perfection Certificate;

14.11.77   “Sureties” (Cautions) means collectively (i) the Material Subsidiaries, (ii) the wholly-owned Subsidiaries of the Borrower which, in the aggregate with the Borrower represent (on a combined and unconsolidated basis) at least ninety-five (95)% of the book value of the assets (excluding investments in Subsidiaries and assets of the Oncology Subsidiary) and ninety-five (95)% of EBITDA of the Borrower on a Consolidated Basis, provided that if at any time such threshold is not reached, the Borrower shall cause additional Subsidiaries to become Sureties until such threshold is reached; and “Surety” means any one of them and (iii) any Subsidiary which is a surety under the Senior Credit Agreement. A Surety includes its successors and assigns and any entity that may from time to time become a surety pursuant to Section 6.16 of this Agreement. At the Closing date, there are no Sureties;

14.11.78   “Total Acquisition Consideration” (Contrepartie globale) means, with respect to any Permitted Acquisition, the aggregate of (i) any amount of cash and fair market value of other assets given as consideration (including any balance of sale), plus (ii) the amount (determined using the greater of the unpaid amount or the amount payable at maturity) of any obligation with respect to borrowed money incurred, assumed or acquired by the Borrower or its Subsidiaries in connection with such Permitted Acquisitions; it being understood that the Total Acquisition Consideration excludes royalty payments, earn-outs or other Milestone Payments;

14.11.79   “Total Debt to EBITDA Ratio” (Ratio de Dette totale sur BAIIA) means, in respect of the Borrower, for any relevant period, the ratio calculated on a Consolidated Basis (excluding the Oncology Subsidiary), of (i) Net Total Debt to (ii) EBITDA for such period;

14.11.80   “U.S. Bond Rate” (Taux des obligations US) means the interest rate applicable to generic U.S. Treasury bonds as published by Bloomberg on their Intraday OHLC Table page (GIT function) using the 9:00-10:00 closing value of a term maturing on the Maturity Date (hereinafter, the “Term”); if there is no interest rate applicable to U.S. Treasury bonds of a term equivalent to the Term, the rate is determined using the straight-line interpolation calculation method between the rates for the two (2) terms closest to the Term;

14.11.81   “U.S. Dollars” or “US$” (Dollars américains or $US) means lawful currency of the United States;

14.11.82   “Wholly-Owned Subsidiary” (Filiale à part entière) means any Subsidiary of which all securities or other equity interests conferring voting rights under any circumstances is at all times the property of another legal person and/or of one or more of the Subsidiaries of such legal person.

SCHEDULE 14.11.53

[REDACTED: NOTICE OF USE]

SCHEDULE 14.11.16

[REDACTED: COMPLIANCE CERTIFICATE]

SCHEDULE 14.11.66

[REDACTED: RATE IMPACT]